UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _________________________________ to

Commission file number

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

1 Sun Street, High-Tech Development Zone CI-35, Daqing City, Heilongjiang Province
People's Republic of China, 163316
(Address of principal executive offices)

Yuhu Wang
Tel: +86 459 6284782
Fax: +86 459 6284782
Daqing High and New Technology Industrial Development District
Daqing, Heilongjiang
People’s Republic of China 163316
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, $0.005 par value per share

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this registration statement.

50,000,000, par value $0.005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐ No

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

FORM 20-F REGISTRATION STATEMENT

INTRODUCTION
Oriental Nonferrous Metals Technology Co., Ltd. (“Company” or “Oriental Cayman”) was incorporated under the laws of the Cayman Islands on February 1, 2011. In this registration statement on Form 20-F (“Registration Statement”), the “Company”, “Oriental Cayman”, “we”, “our”, and “us” refer to Oriental Nonferrous Metals Technology Co., Ltd., its parent and consolidated subsidiaries, including RTI Investment Holdings, Inc., a company incorporated under the laws of the British Virgin Islands on January 20, 2011 (“RTI BVI”), Lake Intelligent International Co., Ltd., a Hong Kong limited liability company incorporated on February 24, 2011 (“Lake HK”); Daqing Zefang Intelligent Trading Co., Ltd., a People’s Republic of China (“PRC”) limited liability company incorporated on January 1, 2011 (“Daqing WFOE”); Heilongjiang TYALS Co., Ltd., a PRC limited liability company incorporated on February 8, 2002, (also known as Heilongjiang Tongyu Pride Aluminum Joint Stock Limited Company, “Tyals” or “Tyals PRC”) and its subsidiaries Tongliao Tongyu Pride Aluminum Joint Stock Co., Ltd., a PRC limited liability company incorporated on January 10, 2008 (“Tongliao”) and Daqing High-Tech Park Joint Stock Limited Company, a PRC limited liability company incorporated on October 21, 2009 (“Tongxin Micro-Credit”) (Tongliao and Tongxin Micro-Credit are referred to herein as “Subsidiaries”). We refer you to the documents filed as exhibits hereto for more complete information than may be contained in this Registration Statement. Our registered office is located at the offices of Offshore Incorporations (Cayman) Limited, Scotia Center, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KYI-1112, Cayman Islands, British West Indies. Our principal executive offices are located at 1 Sun Street, High-Tech Development Zone CI-35, Daqing City, Heilongjiang Province People's Republic of China, 163316, and our telephone number is +86 459 6284782. Our website is www.cntyals.com. Information contained on our website does not constitute part of, and is not deemed incorporated by reference into, this registration statement. Our website is currently being completed.

Upon effectiveness, we will file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filing with the SEC by accessing their website located at www.sec.gov.

Business of Oriental Nonferrous Metals Technology Co., Ltd.

Our business has been conducted in the PRC through our wholly own subsidiary, Tyals PRC, a company engaged in the production and sale of industrial and consumer semi-fabricated aluminum products, including aluminum rod, aluminum particle, aluminum wire, aluminum sheet, aluminum curtain wall and electronic aluminum foil. Tyals PRC’s principal business is conducted through its headquarters located in Daqing City, Heilongjiang Province in the northeast of the People’s Republic of China.

Financial and Other Information

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in US Dollars (“$”).

Currencies and Exchange Rates

Unless otherwise indicated, all conversions from Renminbi (RMB) to US dollars have been made at a rate of RMB 6.6000 to US$ 1.00, the noon buying rate on December 30, 2010 as set forth in the H. 10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all. On August 31, 2011, the noon buying rate was Renminbi 6.3710 to US$1.00.

The following table sets forth noon buying rate for US dollars in Renminbi for the periods indicated:

	NNoon Buying Rate(1)
Period	End	Average (2)	High	Low
	(RMB per US$1.00)
2006	7.8041	7.9723	8.0702	7.9723
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8272	6.8307	6.8470	6.8176
2010	6.6018	6.7696	6.8330	6.6000
October 2010	6.6707	6.6675	6.6912	6.6397
November 2010	6.6670	6.6537	6.6906	6.6233
December 2010	6.6018	6.6497	6.6745	6.6000
January 2011	6.6017	6.5964	6.6364	6.5809
February 2011	6.5713	6.5761	6.5965	6.5520
March 2011	6.5483	6.5645	6.5743	6.5483
April 2011	6.4918	6.5183	6.5414	6.4840
May 2011	6.4765	6.4892	6.5021	6.4690
June 2011	6.4630	6.4698	6.4815	6.4343
July 2011	6.4070	6.4472	6.4768	6.4070
August 2011	6.3710	6.3858	6.4317	6.3500

(1)           For the period prior to January 1, 2009, the exchange rates reflect the noon buying rates certified by the Federal Reserve Bank of New York. For the period after January 1, 2009, the exchange rates reflect those set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(2)           Annual averages are determined by averaging the rates on the last business day of each month during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

Note Regarding Forward-Looking Statements

This Registration Statement on Form 20-F contains certain forward-looking statements and forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of Oriental Cayman, as of the date of such statements or information. Words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur, are intended to identify forward-looking statements and forward-looking information. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements or forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements and forward looking information in this Registration Statement speak only as of the date of this Registration Statement.

Although Oriental Cayman believes that the expectations reflected in the forward-looking statements and forward looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  Oriental Cayman cannot guarantee future results, levels of activity, performance or achievements. Some of the risks and other factors, some of which are beyond the control of Oriental Cayman  which could cause results to differ materially from those expressed in the forward looking statements and forward-looking information contained in this Registration Statement, include, but are not limited to:

•	future general economic conditions;

•	future conditions in the international and China capital markets;

•	future conditions in the financial and credit markets;

•	future prices and demand for our products;

•	future PRC tariff levels for aluminum fabricated products;

•	sales of our products;

•	the extent and nature of, and potential for, future development;

•	production, consumption and demand forecasts of aluminum fabricated products;

•	expansion, consolidation or other trends in the manufacturing of aluminum fabricated products;

•	the effectiveness of our cost-saving measures;

•	future expansion plans and capital expenditures;

•	competition;

•	changes in legislation, regulations and policies;

•	our research and development plans;

•	our dividend policy; and

•	the other factors disclosed under the heading Item 3.D — Risk Factors in this Registration Statement.

The above summary of assumptions and risks related to forward-looking statements and forward-looking information has been provided in this Registration Statement in order to provide readers with a more complete perspective on the future operations of the Company. Readers are cautioned that this information may not be appropriate for other purposes. The forward-looking statements and the forward-looking information contained in this Registration Statement are expressly qualified by the cautionary statements provided for herein.  Oriental Cayman is not under any duty to update any of the forward-looking statements or forward-looking information after the date of this Registration Statement or to conform such statements or information to actual results or to changes in the expectations of Oriental Cayman except as otherwise required by applicable laws.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A. Directors and Senior Management

The following table provides the names of Oriental Cayman’s directors and senior management, their position with the Company and their business address.

Table No. 1
Directors and Senior Management

Name	Position with the Company	Business Address	Country
Yuhu Wang	Chairman, Chief Executive Officer, and Director	Daqing High and New Technology Industrial Development District, Daqing, Heilongjiang, China 163316	People’s Republic of China
Zhiguo Wang	Chief Technology Officer and Director	Daqing High and New Technology Industrial Development District, Daqing, Heilongjiang, China 163316	People’s Republic of China
Jing Holm	Chief Finance Officer and Director	75 Charles street, Bayville, NJ 08721, USA	USA
Eli Polatinsky	Director	2 Nahal Iyun Street Modi'in 71703, Israel	State of Israel and South Africa
Jianhua Sun	Vice President	Daqing High and New Technology Industrial Development District, Daqing, Heilongjiang, China 163316	People’s Republic of China

The functions of our directors and senior management, as well as their background are described below in ITEM 6.A. – Directors and Senior Management.

1.B. Advisors

The Company’s legal advisors in the People’s Republic of China are:

Deheng Law Firm
Room 1608, CBD International Mansion, No.16 Yong'an Dong Li
Chaoyang District
Beijing, China 100022
Tel.: +86 10 85219100
Fax.: +86 10 85219992

The Company’s legal advisors in the United States are:

Gersten Savage LLP
600 Lexington Avenue
New York, NY 10022
Tel: (212) 752-9700
Fax: (212) 980-5192

1.C. Auditors

The Company’s auditors were: Crowe Horwath LLP, independent registered public accounting firm, 488 Madison Avenue, Floor 3, New York, NY 10022-5722.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected financial data of Tyals PRC for the fiscal years ended December 31, 2009 and 2010 was derived from the audited annual consolidated financial statements of the Company which have been audited by Crowe Horwath LLP. The selected financial data of Tyals PRC for the years ended December 31, 2008, 2007, and 2006 was derived from the unaudited financial statements of Tyals PRC. The information contained in the selected financial data is qualified in its entirety by reference to the Tyals PRC’s consolidated financial statements and related notes included in ITEM 17. – Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in ITEM 5. – Operating and Financial Review and Prospects. The audited financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Table No. 2
Selected Financial Data

	(in thousands of U.S. Dollars)
	Years ended December 31,
	Audited		Unaudited(1)
	2010	2009	2008	2007	2006

Net sales	$20,028	$2,276	$1,948	$3,343	$2,413
Cost of sales	14,689	2,187	2,019	3,403	2,474
Gross profit	5,339	89	(71)	(60)	(61)
Tyals PRC	765	555	494	299	322
Income (loss) from operations	4,574	(466)	(565)	(359)	(383)
Other income (expense)	(32)	171	437	349	(3)
Income (loss) before income taxes	4,542	(295)	(128)	(10)	(386)
Income tax (expense) benefit	(870)	26	0	0	0
Net income (loss)	$3,672	$(269)	$(128)	$(10)	$(386)
Net income (loss) attributable to controlling interests	$3,756	$(200)	$(75)	$(10)	$(386)
Total assets	$26,608	$17,083	$10,532	$5,679	$4,086
Net assets	$12,819	$4,752	$3,945	$2,404	$1,272
Paid-in capital	$4,516	$3,336	$3,277	$3,167	$2,416

(1) The unaudited selected financial data were not prepared under US GAAP.

3.B. Capitalization and Indebtedness

The following table sets forth the Company’s indebtedness, capitalization and accumulated deficit as of August 31, 2011:

(in thousands of U.S. Dollars)
Indebtedness
Unguaranteed	$4,783
Guaranteed	4,328
Unsecured	-
Secured	-
Total Indebtedness	$9,111

Stockholders’ equity
Paid-in capital	$5,038
Capital reserves	7,919
Statutory reserves	267
Retained earnings	4,690
Accumulated other comprehensive income	958
Non-controlling interests	2,039
Total stockholders' equity	$20,911

Since inception, the Company has financed its operation from private sales of common stock and debt, borrowings under its credit agreements and revenues from sales. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets. (See ITEM 3.D – Risk Factors).

The Company has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future.

3.C. Reasons for the Offer and Use of Proceeds

No offer of securities is made by this Registration Statement.

3.D. Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions in China and worldwide. In addition to the factors discussed elsewhere in this Registration Statement, the following are some of the important factors that could cause our actual results to differ materially from those projected in any forward-looking statements.

Volatility in aluminum and other non-ferrous metal prices may adversely affect our business, financial condition and results of operations.

The prices of our key products have been historically volatile and have fluctuated in response to general economic conditions, supply and demand and the level of global inventories. We price our aluminum products by reference to domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. From the fourth quarter of 2008 through early 2009, the demand for aluminum fabricated products decreased significantly as a result of the global financial crisis, and our average selling price of electrical aluminum rod decreased by 20% from RMB 20,373 ($3,087) per ton in 2008 to RMB 16,453 ($2,493) per ton in 2009. As the global economy started to recover in the second half of 2009, the demand for aluminum and aluminum fabricated products gradually increased. Our average selling price of electrical aluminum rod increased by 7% from RMB 16,453 ($2,493) per ton in 2009 to RMB 17,760 ($2,691) per ton in 2010.  Because most of our costs are fixed, we may not be able to respond promptly to a sudden decrease in aluminum and aluminum fabricated products prices.

Demand for our products is sensitive to cyclical fluctuations and general economic conditions, and a reduction in demand could materially and adversely affect our business, financial condition and results of operations.

Demand for our products is sensitive to cyclical fluctuations and significantly affected by general economic conditions. From the fourth quarter of 2008 through the second quarter of 2009, demand for our products decreased significantly due to the global financial crisis, which resulted in a significant downturn in a number of our end-user markets. The global economy has been recovering since the second half of 2009 and continued to gain its momentum in 2010, and our production and sales volumes increased in 2010. However, there is no assurance that there will not be a renewed decline in the global market for our products or in the general economy. Uncertainty about future economic conditions makes it challenging for us to forecast our results of operations, make business decisions and identify risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition and results of operations may be materially and adversely affected.

Our business requires substantial capital investments that we may be unable to fulfill.

We may need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements. We may seek external financing to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of uncertainties. There can be no assurance that additional financing can be obtained if needed or what the terms of such financing would be. Failure to obtain sufficient funding for our development plans could adversely affect our business and prospects.

Our failure to successfully manage our business expansion would have a material adverse effect on our results of operations and prospects.

We may not be able to adequately manage our business growth. Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth require, among other things:

•	gaining market acceptance for new products and services and establishing relationships with new customers and suppliers;

•	achieving sufficient utilization of new production facilities to recover costs;

•	managing relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;

•	attracting, training and motivating members of our management and workforce;

•	accessing our debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

•	diverting significant management attention and resources from our other businesses; and

•	strengthening our operational, financial and management controls, particularly those of our newly acquired subsidiaries, to maintain the reliability of our reporting processes.

Any difficulty meeting the foregoing or similar requirements could significantly delay or otherwise constrain our ability to undertake our expansion plans, which in turn would limit our ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen our market position. If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Losses caused by disruptions in the supply of power could materially and adversely affect our business, financial condition, results of operations and cash flows.

The production of aluminum fabricated products requires a substantial and continuous supply of electricity.  Interruptions in the supply of power can result in costly production shutdowns, increased costs associated with restarting production and the waste of production in progress. A sudden loss of power, if prolonged, can cause damage to or the destruction of production equipment and facilities. In such an event, we may need to expend significant capital and resources to repair or replace the affected production equipment to restore our production capacity. Various regions across China have experienced shortages and disruptions in electrical power, especially during peak demand in the summer or during severe weather conditions.

We may be unable to continue competing successfully in the markets in which we operate.

We face competition from both domestic aluminum processing enterprises, mainly aluminum processing enterprises located in Jiangsu, Henan, Zhejiang, Chongqing, Fujian, Shanghai, and Hebei, and international aluminum processing enterprises, mainly Aluminum Company of America and Aluminum Company of Canada.  Our principal competitors are domestic aluminum processing enterprises, some of which are consolidating and expanding their production capacities. These manufacturers compete with our aluminum processing operations on the basis of cost, quality and pricing. We also face increasing competition from international aluminum processing enterprises. These companies have greater resources than us and have the monetary capability to directly compete with us, if they so choose, by providing similar products as those currently offered by us. Increasing competition in our markets may reduce our selling prices or sales volumes, which will have a material adverse effect on our financial condition and results of operations. If we are unable to price our products competitively, maintain or increase our current share of China's aluminum fabricated products markets or otherwise maintain our competitiveness, our financial condition, results of operations and profitability could be materially and adversely affected.

Our profitability and operations could be adversely affected if we are unable to obtain a steady supply of raw materials at competitive prices.

Historically, the price for aluminum ingot, our most important raw material for aluminum processing production, has been volatile. We obtain aluminum ingot for our operations from our suppliers Toelke trading (Shanghai) Co., Ltd. and Baotou aluminum Co., Ltd. The extents to which we procure aluminum ingot from each of these sources affect the security of our supply or cost of aluminum ingot. Our results of operations will be affected by increases in the cost of other raw materials. If we cannot obtain a steady supply of key raw materials at competitive prices, our financial condition and results of operations could be materially adversely affected.

Transportation interruptions may affect our shipment of raw material and delivery of products.

Our operations require the reliable transportation of raw materials and supplies to our fabrication sites and the delivery of finished products to our customers. Our aluminum fabricated products are mainly transported by truck. If we are unable to make timely deliveries due to logistical and transportation disruptions, our production, reputation and results of operations may be adversely affected.

Our indebtedness could adversely affect our business, financial condition and results of operations.

We require a significant amount of cash to meet our capital requirements, including the expansion and upgrade of our production capacity, as well as to fund our existing operations. As of August 31th, we had approximately RMB 58,100,000 (US$ 8,803,030) in outstanding debt. This level of debt could have significant consequences on our operations, including:

•      making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our debt and credit facilities should we be unable to obtain extensions for any such debt or credit facilities before they mature;

•      reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•      exposing us to interest rates fluctuations on our borrowings and the risk of being unable to rollover, extend or refinance our borrowings as necessary; and

•      potentially increasing the cost of additional financing and making it more difficult for us to conduct equity financings in the capital markets or obtain government approvals to seek additional financing.

Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flow in the future or to refinance such debt. We cannot assure you that our business will generate sufficient cash flow from operations to satisfy our obligations under our outstanding debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, reduce or delay capital investments, or seek additional equity or debt financing.  The sale of additional equity securities could result in dilution to our shareholders. A shortage of financing could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness.

We may not realize the economic benefits of our expansion plans.

Cost savings and other economic benefits expected from our expansion plans may not materialize as a result of project delays, cost overruns, or changes in market conditions. Failure to obtain the intended economic benefits from these projects could adversely affect our business, financial condition and results of operations. We may also experience mixed results from our expansion plans in the short term.

We are subject to, and incur costs to comply with, environmental laws and regulations.

Because we operate fabrication plants we are subject to, and incur costs to comply with, environmental laws and regulations. We may incur significant additional costs if relevant laws and regulations change or enforcement of existing laws and regulations become more rigorous. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations, all of which may affect our business operations.

Our business is subject to significant accidents, natural disasters and unplanned business interruptions that may adversely affect our performance.

We may experience accidents in the course of our operations, which may cause significant property damage and personal injuries. Significant accidents and natural disasters may cause interruptions to our operations or result in property or environmental damage, an increase in operating expenses or loss of revenues. The occurrence of accidents, natural disasters and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third-party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than for our automobiles. Losses or payments incurred by us as a result of major accidents or natural disasters may have a material adverse effect on our results of operations if such losses or payments are not fully insured.

Our operations present risk of serious injury or death

The activities conducted at our facilities present significant risk of serious injury or death to our employees, customers or other visitors to our operations, notwithstanding our safety precautions, including our material compliance with PRC health and safety regulations. While we have in place policies and procedures to minimize those risks, we may be unable to avoid material liabilities for an injury or death.

We may be subject to product liability claims.

Some of the products we sell or manufacture may expose us to product liability claims relating to property damage or personal injury. The successful assertion of product liability claims against us could result in significant damage payments and harm to our reputation. A successful product liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to adequately protect our proprietary technology, our competitors may develop products substantially similar to our products and use similar technologies, which may result in the loss of customers.

We rely on trademark and trade secret laws, as well as confidentiality, licensing and other contractual arrangements, to establish and protect the proprietary aspects of our business. Our efforts may result in only limited protection, and our competitors may develop, market and sell products substantially equivalent to our products, or utilize technologies similar to those used by us. If we are unable to adequately protect our proprietary technology, these third parties may be able to compete more effectively against us, which could result in the loss of customers and adversely affect our business.

In addition, the legal systems of many foreign countries do not protect or honor intellectual property rights to the same extent as the legal system of the U.S. For example, in China, the legal system in general and the intellectual property regime in particular, are still in the development stage. It may be very difficult, time-consuming and costly for us to attempt to enforce our intellectual property rights in such jurisdictions.

Our operations are affected by a number of risks relating to conducting business in the PRC.

As a significant majority of our assets and operations are located in the PRC, we are subject to a number of risks relating to conducting business in the PRC, including the following:

•      The central and local PRC government continues to exercise a substantial degree of control and influence over the aluminum industry in China and shapes the structure and development of the industry through the imposition of industry policies governing major project approvals, preferential tax treatment and safety, environmental and quality regulations. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

•      Although China has been transitioning from a planned economy to a market-oriented economy, a substantial portion of productive assets in China are still owned by the PRC government. It also exercises significant control over China's economic growth through the allocation of resources, control of payments of obligations denominated in foreign currencies and monetary and tax policies. Some of these measures benefit the overall economy of China, but may have a materially adverse impact on us.

•      Although the promulgation of laws and regulations covering general economic matters has increased since 1979, China has not developed an adequately comprehensive legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the United States. The PRC judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  The inability to enforce or obtain a remedy under any of our present or future agreements could result in a significant loss of business, business opportunities or capital.

Daqing WFOE’s contractual arrangements with Tyals PRC and its shareholders may not be as effective in providing control over Tyals PRC as direct ownership of Tyals PRC and the shareholders of Tyals PRC may have potential conflicts of interest with us.

Oriental Cayman has no ownership interest in Tyals PRC and conducts substantially all of its operations and generates substantially all its revenues through contractual arrangements that its indirect subsidiary, Daqing WFOE, has entered into with Tyals PRC and its shareholders, and such contractual arrangements are designed to provide Oriental Cayman with effective control over Tyals PRC. See item 4.A “History and Development of the Company” for a description of these contractual arrangements. Oriental Cayman depends on Tyals PRC which owns all of the necessary intellectual property, facilities and other assets relating to the operation of our business.

Although in the opinion of our PRC counsel, Deheng Law Offices, each of these contractual arrangements is valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect, they may not be as effective in providing Oriental Cayman with control over Tyals PRC as direct ownership. If Oriental Cayman had direct ownership of Tyals PRC, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of Tyals PRC, which in turn could affect changes, subject to any applicable fiduciary obligations, at the management level. Due to our contractual structure, Oriental Cayman has to rely on contractual rights to effect control and management of Tyals PRC, which exposes Oriental Cayman to the risk of potential breach of contract by the shareholders of Tyals PRC. In addition, as Tyals PRC is jointly owned by its shareholders, it may be difficult for Oriental Cayman to change Tyals PRC corporate structure if such shareholders refuse to cooperate with it.

The shareholders, officers and/or directors of Tyals PRC may breach, or cause Tyals PRC to breach, the contracts for a number of reasons. For example, the interests of the shareholders of Tyals PRC and the interests of Oriental Cayman may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we may have to rely on legal or arbitral proceedings to enforce our contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost us substantial financial and other resources, and result in disruption of our business, and we cannot assure you that the outcome will be in our favor.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Tyals PRC, and our ability to conduct our business may be materially and adversely affected.

Daqing WFOE and Tyals PRC contractual arrangements may result in adverse PRC tax consequences to us.

Under PRC laws implemented in 2001 and 2002, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. “Related parties” are defined as organizations or entities that (1) have a direct or indirect control relationship in terms of capital, operation or sales/purchase; (2) are directly or indirectly owned by a common third party; or (3) possess any other connected relationship based on equity. In the Tax Management Procedure on the Connected Transactions between Related Parties issued in 2004, it is further stated that the management fee payable between the related parties shall be determined on an arms-length basis. We could face material and adverse tax consequences if the PRC tax authorities determine that contractual arrangements between Daqing WFOE and Tyals PRC were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Tyals PRC, which could adversely affect us by (i) increasing Tyals PRC’s PRC tax liability without reducing Daqing WFOE’s PRC tax liability, which could further result in claims being made against us for underpaid PRC taxes; or (ii) limiting the ability of Daqing WFOE and Tyals PRC to maintain preferential PRC tax treatments and other financial incentives.

All of Oriental Cayman’s revenues have been, and will continue to be, generated through Tyals PRC, and Oriental Cayman relies on payments made by Tyals PRC to Daqing WFOE, our subsidiary, pursuant to contractual arrangements to transfer any such revenues to Daqing WFOE. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may materially and adversely affect our business and our ability to pay dividends to our shareholders.

We conduct substantially all of our operations through Tyals PRC, which generates all of our revenues. As Tyals PRC is not directly owned by us, it is not able to make dividend payments to us. Instead, Daqing WFOE, our indirect subsidiary in China, entered into a number of contracts with Tyals PRC, pursuant to which Tyals PRC pays Daqing WFOE for certain services that Daqing WFOE provides to Tyals PRC. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VAT, which effectively reduce the payments that Daqing WFOE may receive from Tyals PRC. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payments or increases in the applicable tax rates may materially and adversely affect our ability to receive payments from Tyals PRC or the amount of such payments, and may in turn materially and adversely affect our business, our net income and our ability to pay dividends to our shareholders.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Oriental Cayman is a holding company that was incorporated on February 1, 2011 in the Cayman Islands. Its principal shareholders are RTI BVI, Daqing Hi-tech Hawkland Venture Investment Co., Ltd., a limited liability company organized under the laws of PRC (“Hawkland”) and Mr. Yuhu Wang, a PRC citizen. Our business has been conducted in the PRC through our subsidiaries and operating company Tyals PRC, a limited liability company established in the People’s Republic of China in 2002. On February 24, 2011, we formed Lake HK, a wholly-owned subsidiary of Oriental Cayman, and on January 1, 2011, we formed Daqing WFOE, which is our indirect wholly-owned subsidiary that is a registered wholly foreign owned enterprise in the PRC and a wholly-owned subsidiary of Lake HK.

To comply with PRC laws, we operate our business in the PRC through the use of certain contractual arrangements between Daqing WFOE and Tyals PRC that enable us to effectively control Tyals PRC’s daily operations and financial affairs (variable interest entity agreements or “VIE Agreements”).

All of the issued and outstanding shares of Oriental Cayman are currently held by twenty nine individuals, including our President and Director, Mr. Yuhu Wang, who owns a 12.55% equity interest, as well as by RTI BVI which owns 51% and Hawkland which owns 20.73% of equity interest in Oriental Cayman.

Our current ownership structure is presented under the above organization chart.

Contractual Arrangements with Tyals PRC and its equity owners

Under PRC law, each of Daqing WFOE and Tyals PRC is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Daqing WFOE and Tyals PRC, Tyals PRC does not transfer any other funds generated from its operations to Daqing WFOE. Daqing WFOE’s relationships with Tyals PRC and its equity owners are governed by the following contractual arrangements entered into on September 1, 2011.

Exclusive Service Agreement

Under the Exclusive Service Agreement executed among Daqing WFOE, the major shareholders of Tyals PRC - Mr. Yuhu Wang and Hawkland, Tyals PRC and its Subsidiaries, Daqing WFOE shall provide Tyals PRC with management and operation services on an exclusive basis in exchange for yearly service fees which will be determined based on what is the market price in light of the specifics of the services and the timing of such services and will be negotiated on January 1st of each year. Daqing WFOE will retain all the intellectual property rights associated with anything developed under the terms of this agreement. This agreement is effective until August 31st, 2021.

Call Option Agreement

Under the call option agreement among the major shareholders of Tyals PRC - Mr. Yuhu Wang and Hawkland,  Tyals PRC and Daqing WFOE, the major shareholders of Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, the entire portion of Tyals PRC’s equity interest held by each shareholder, or any portion thereof, to the extent permitted by PRC law, and Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, all assets and liabilities to the extent permitted by PRC Law. The purchase price for the shareholders’ equity interests in Tyals PRC shall be $1 as required by PRC law. The purchase price for Tyals PRC’s asset shall be $1 as required by PRC law. Daqing WFOE or its designee has sole discretion to decide when to exercise the option.

The major shareholders of Tyals PRC further agree that before Daqing WFOE acquires all the equity of Tyals PRC by exercising the option, the major shareholder of Tyals PRC shall not, without obtaining prior written consent of Daqing WFOE: (1) transfer or otherwise dispose of any equity or create any encumbrance or other third party rights on any equity; (2) increase or decrease Tyals PRC’s registered capital or cast affirmative vote regarding the increase or decrease in registered capital; (3) dispose of or cause the management of Tyals PRC to dispose of any of its assets; (4) terminate or cause the management of Tyals PRC to terminate any material agreements entered into by Tyals PRC, or enter into any other material agreements in conflict with the existing material agreements; or (5) individually or collectively cause Tyals PRC to conduct any transactions that may substantively affect the asset, liability, business operation, shares structure, shares of a third party and other legal rights (except those occurring during the arm's length operations or daily operation, or having been disclosed to and approved by Daqing WFOE in writing). Any of the shareholders shall not transfer to any third party any of its right and/or obligation without prior written consent by Daqing WFOE. Daqing WFOE shall have the right to transfer to any third party designated by it any of its right and/or obligation after notice to the shareholders of Tyals PRC.

Share Pledge Agreement

Under the share pledge agreement among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE, the shareholders of Tyals PRC pledged all of their equity interests in Tyals PRC to Daqing WFOE and Tyals PRC pledged all of its equity interests in its subsidiaries – Tongliao and Tongxin Micro-Credit - to Daqing WFOE, in order to guarantee Tyals PRC’s performance of its obligations under the Exclusive Service Agreement. Pursuant to the terms of this agreement, in the event that Tyals PRC is in breach of the Exclusive Service Agreement, then Daqing WFOE shall be entitled to require (i) the equity owners of Tyals PRC to transfer their equity interests in Tyals PRC to it and (ii) Tyals PRC to transfer its equity interests in its subsidiaries to it.

Shareholders’ Voting Rights Proxy Agreement

Under the shareholders’ voting rights proxy agreement, each of Mr. Yuhu Wang, Hawkland and Tyals PRC and its subsidiaries has executed an irrevocable power of attorney to appoint the authorized personnel of Daqing WFOE as their attorney-in-fact to exercise all of their rights as equity owners of Tyals PRC, including (1) the right to convene and attend shareholders meetings of Tyals PRC; (2) the voting rights at shareholders’ meetings; and (3) the right to appoint the director(s) and the senior management of Tyals PRC. The shareholders’ voting rights proxy agreement will remain in effect for twenty (20) years and cannot be terminated unless and until all of the equity interests held by the shareholders of Tyals PRC have been transferred to Daqing WFOE or any third party designated by Daqing WFOE in writing.

According to the above mentioned structure, Oriental Cayman consolidates Tyals PRC financial results, assets and liabilities in its financial statements.

Contractual Arrangements between RTI BVI and Mr. Wang

On January 20, 2011, we formed RTI BVI, a holding company that owns a 51% equity interest in Oriental Cayman. On September 1, 2011, Ms. Meiyi Xia, a citizen of the United States and the sole shareholder of RTI BVI, entered into a call option agreement with Mr. Yuhu Wang, who is a PRC citizen and majority owner of Tyals PRC (“Call Option Beneficiary”). The call option agreement grants the Call Option Beneficiary the right to acquire up to 100% of Ms. Xia’s interest in RTI BVI for a nominal amount per share over the next two (2) years. According to the agreement, the Call Option Beneficiary is able to exercise the right to acquire up to 25% of Ms. Xia’s interest on October 1, 2014; up to 35% on October 1, 2015; and up to the remaining 40% on October 1, 2016. The option will vest and become effective and exercisable upon the dates set in the agreement and will expire five years from the effective date of the call option agreement.

In addition, under the call option agreement, Ms. Xia agreed that without the prior written consent of the Call Option Beneficiary, she will not and will procure RTI BVI not to: (i) issue or create any new shares, equity, registered capital, ownership interest, or equity-linked securities, or any options or warrants that are directly convertible into, or exercisable or exchangeable for, shares, equity, registered capital, ownership interest, or equity-linked securities of RTI BVI, or other similar equivalent arrangements, (ii) alter the shareholding structure of RTI BVI (other than as a result of the transfer of existing shares pursuant to this agreement), (iii) cancel or otherwise alter the shares, (iv) amend the register of members or the memorandum and articles of association of RTI BVI, (v) liquidate or wind up RTI BVI, or (vi) act or omit to act in such a way that would be detrimental to the interest of the Call Option Beneficiaries in the shares of RTI BVI.

Subsidiaries

On January 10, 2008, the Company, together with other investors, incorporated Tongliao. The Company contributed RMB 35,000,000, ($5,303,030) representing a 70% equity interest in Tongliao. Tongliao is principally engaged in processing and sale of aluminum products; sale of non-ferrous products; manufacture of aluminum processing equipment; the export of the enterprises produced products and technologies, the import of raw materials, machinery equipment, spare parts and technologies needed by enterprise.

On October 21, 2009, the Company, together with other investors, incorporated Tongxin Micro-Credit. The Company contributed RMB 4,000,000 ($585,892), representing a 20% equity interest in Tongxin Micro-Credit. During October 2009, the Company transferred a 2% equity interest to a third party at the cost, i.e., RMB 400,000 ($58,589). Through this transaction, the Company’s equity interest in Tongxin Micro-Credit is 18% and therefore does not have a significant influence over it. Tongxin Micro-Credit is principally engaged in lending services in the PRC.

On February 8, 2010, the Company, together with other investors, incorporated Tongyu Thermal Co., Ltd. in the PRC (“Tongyu Thermal”). The Company contributed RMB 1,750,000 ($265,152), representing a 35% equity interest in Tongyu Thermal. Tongyu Thermal is principally engaged in heating supply services. On April 30, 2010, the Company disposed of the investment to a third party at a cash consideration of RMB 1,750,000 ($265,152).

On August 26, 2011 entered into a Master Investment Agreement according to which Hawkland invested RMB 30 million (US $ 4.5 million) in exchange for 3 ordinary shares or 7.9% in Tyals PRC as well as 2,072,539 ordinary shares or 20.73% in Oriental Cayman.

On August 26, 2011 Hawkland (“Lender”), Mr. Yuhu Wang and Oriental Cayman (“Borrowers”) executed a one year $500,000 loan agreement, at a rate of 10% per annum, cumulative and compounding annually, payable quarterly. The Borrowers may prepay the Note at any time in whole or in part, provided that any prepayment shall include the amount of interest due at the end of the quarter in which the date of such prepayment falls. The loan is convertible at the Lender’s discretion into common stock of Oriental Cayman prior to the tenth anniversary of the execution date.

On August 26, 2011, Oriental Cayman, Hawkland, Tyals PRC, and the major shareholders of Tyals PRC entered into a Common Stock Purchase Warrant, according to which Hawkland is entitled to subscribe for and purchase from Oriental up to 916,118 shares of common stock at any time on or after the initial exercise date and on or prior to the close of business on the fourth year anniversary of the initial exercise date. The exercise price is $2.89, subject to certain price adjustments.

China’s M&A regulations were promulgated on August 8, 2006 by six Chinese regulatory agencies (including the PRC Ministry of Commerce, (“MOFCOM”), and the China Securities Regulatory Commission, (“CSRC”)). The M&A regulations, known as Circular 10 “Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors” became effective on September 8, 2006. Under Circular 10, an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in China-based companies and controlled directly or indirectly by Chinese companies or individuals must obtain the approval of the CSRC prior to the listing of such SPV’s securities on an overseas stock exchange. Circular 10 also requires approval from MOFCOM for “round-trip” investment transactions in which a China-based company or a PRC resident, or Acquirer, using an offshore entity controlled by the Acquirer, acquires any PRC local company that is an affiliate of the Acquirer.

In the opinion of Deheng Law Firm, our PRC counsel, (i) the ownership structure and the business and operation model of each of Daqing WFOE and Tyals PRC are in compliance with all existing PRC laws and regulations, and (ii) each contract under Daqing WFOE and RTI BVI contractual arrangements with Tyals PRC and its shareholders is valid and binding, and will not result in any violation of PRC M&A Laws or other PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that our contractual arrangements are contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC business do not comply with PRC government restrictions on foreign investment, we could be subject to severe penalties including being prohibited from continuing operation.

Corporate Information

Our principal executive offices are located at Daqing High and New Technology Industrial Development District, Daqing, Heilongjiang, People’s Republic of China 163316 and our telephone number is +86 459 6284782.

4.B. Business Overview

Through our PRC entities, we are one of China’s leading domestic manufacturers of aluminum fabricated products with an annual production of 1,100,000 tons. We expect our annual production to increase to 3,000,000 tons by the end of 2015. Our principal operations are based in Daqing City, Heilongjiang Province, PRC. We have almost a decade of aluminum products manufacturing experience in both industrial and consumer semi-fabricated aluminum products, including aluminum rod, aluminum particle, aluminum wire, aluminum sheet, aluminum curtain wall and electronic aluminum foil. In addition, we are currently building one of Asia’s largest pharmaceutical packaging aluminum foil (PTP: Press-Through Packaging and PTBF: Press-Through Blister Foil) production centers which is expected to start operation in November 2011. At the end of July 2011, we received an investment of RMB 30 million ($4,545,455) from Hawkland in Tyals PRC. The proceeds will be used for the construction of the facilities and purchase of the major equipment of pharmaceutical foil product lines.

The table below shows the Company’s net revenues for aluminum products:

Table No. 4
Net Revenues by product
(In Thousands of US Dollars)

	Years Ended December 31,
	2010	2009
Revenue:
Aluminum curtain wall	$9,092	$-
Electrical aluminum rod	4,040	1,829
Aluminum wire	3,013	404
Electronic aluminum foil	2,961	-
Aluminum sheet	922	-
Others	-	43
Total	$20,028	$2,276

Cost of sales:	2010	2009
Aluminum curtain wall	$5,620	$-
Electrical aluminum rod	3,345	1,543
Aluminum wire	2,573	599
Electronic aluminum foil	2,293	-
Aluminum sheet	858	-
Others	-	45
Total	$14,689	$2,187

Net Revenue:	2010	2009
Aluminum curtain wall	3,472	-
Electrical aluminum rod	695	286
Aluminum wire	440	(195)
Electronic aluminum foil	668	-
Aluminum sheet	64	-
Others	0	(2)
Total	$5,339	$89

Corporate Strategy

Our corporate strategy consists of (i) expanding our market share in the aluminum alloy materials and aluminum deep processing products market by building new product lines such as aluminum foil for pharmaceutical packaging and expanding the production scale of existing product lines such as decorative plates; and (ii) increasing cold rolling equipment to meet the Company’s own needs for raw materials for decorative plates and aluminum foil and thus enhance the product structure.

Competitive Conditions

Geographically, aluminum processing enterprises are mainly located in the PRC provinces of Jiangsu, Henan, Zhejiang, Chongqing, Fujian, Shanghai, and Hebei. They account for 20.84%, 20.77%, 10.0%, 9.73%, 9.71%, 8.23%, and 7.15% of the total aluminum output in the PRC, respectively. Among our competitors, Aluminum Company of America (“Alcoa”) has aluminum processing enterprises in China (Bohai, Shanghai, Yunnan, and Kunshan). However, none of such locations and plants has an aluminum foil deep processing business, which is needed for the processing of pharmaceutical aluminum foil. In 2009, Alcoa sold its aluminum foil processing plants in Bohai and Shanghai to Yunnan Metallurgical Group, now Shanghai Huxin Aluminum Foil Co., Ltd., and consequently exited the local aluminum foil market. Another competitor of ours, Aluminum Company of Canada (“Alcan”) owns its major aluminum processing plant in China - Rio Tinto Alcan (Tianjin) Cable Co., Ltd. The plant started to operate in November 2009 and its products are high-end aluminum and aluminum alloy wire and cable.

We believe that we have several advantages over such competitors, including:

•
Talents. Our company has a research and management team with extensive experience in the aluminum fabricated products industry. Our executives have an average of 20 years of related experience and have worked in several companies including the Northeast Light Alloy Co., Ltd. (China's first large-scale aluminum magnesium processing plant that sets national standards), Shandong Nanshan Group, Institute of Aluminum Processing of Original Metallurgical Industry Ministry and other enterprises and research institutes.  They have a deep understanding of the market demand and the behavioral characteristics of downstream industries such as aluminum, petrochemical, transportation, power facilities, electronic appliances, building decoration, and packaging materials. In addition, Tyals PRC is located in China’s old northeast industrial base, adjacent to companies such as Northeast Light Alloy Co., Ltd. and the two renowned institutions, Harbin Institute of Technology and Harbin Engineering University.

•
Research and Development. Our research and development efforts over the years have helped expand our production capacity and reduce our unit production costs. We have successfully commercialized our research and development achievements in aluminum magnesium processing and related technologies. In addition, we own thirty two (32) proprietary technologies: ten (10) used in melting and casting, three (3) in adding rare earth elements into the aluminum alloy, nine (9) in the aluminum alloy plate processing, five (5) in surface processing of curtain walls, four (4) in PTP pharmaceutical aluminum foil and PTBF processing, and one (1) in electronic aluminum foil. Our "3003B-H18 high-strength, high-specific volume electronic aluminum foil" was included in the “National Key New Products Plan” by the PRC Ministry of Science and Technology and the Ministry of Commerce; it was awarded the "Heilongjiang Technical Innovation Project Orientation Program" by Heilongjiang Economic and Trade Commission, and approved as a "Heilongjiang High-tech Industrialization Demonstration Project" by Heilongjiang Planning Commission. Moreover, we own two (2) trademarks. The trademarks have a term of 10 years. In its current form, Chinese intellectual property law differs from United States intellectual property law in significant ways. For instance, Chinese trademark law is based on a first-to-register system as opposed to the United States' first-to-use system. Moreover, the PRC government and its courts have limited experience in enforcing its intellectual property laws. Modern PRC trademark laws have only existed for approximately 20 years. Courts in China have not reached the same level of experience in enforcing and interpreting intellectual property laws as have the courts in the United States.  However, the PRC government has created administrative bureaus specifically for trademark infringement disputes as an alternative to judicial resolution. These administrative bureaus have the power to order an infringing party to stop and desist from such violations. We do not regard any single proprietary technology, license, or trademark to be material to our sales and operations as a whole. We have no material licenses, or trademarks the duration of which cannot, in the judgment of our management be extended as necessary. We are neither involved in any material intellectual property disputes against us nor are we pursuing any material intellectual property rights against any party.

•
Technology. We believe we employ more sophisticated and efficient technology than most of our domestic competitors.  After years of exploration and experiments, we now have production technologies for various products and monitoring methods for all key equipments. We have also established management systems such as an operation staff training system and quality control system to achieve cost saving, high product quality and high yield.

•
Customized Products. We can develop and produce customized products in accordance with industry customers’ needs. Examples of such products include high-pressure foil, copper clad aluminum rods, rare earth aluminum alloy rods and others. We also provide customized aluminum curtain wall products catering to the needs of construction industry customers. With our ability to produce double-curved walls, multi-curved walls and shaped plates, we have undertaken a number of important interior and exterior decoration projects in the Heilongjiang province.

•
Cost control. The use of new technologies and equipments maximize our profitability and brings obvious cost control advantages. Our products use domestic equipments with the same technical level of imported equipments. Through our operations in Tongliao City, the fourth largest logistics center in Northeast China and also an important transport hub as well as energy base in the Northeast and Inner Mongolia, we achieve an advantage over our competitors in terms of transportation and energy savings that helps us obtain stable and convenient raw materials.

Environmental Protection

We are subject to PRC national environmental laws and regulations as well as environmental regulations promulgated by the local governments where we operate. These include regulations on waste discharge, land repair, emissions disposal and mining control. For example, national regulations promulgated by the PRC government set discharge standards for emissions into the air and water. National environmental protection enforcement authorities also promulgate discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental increase of the amount of discharge up to a specified level set by the PRC government or the local government. For any discharge exceeding the specified level, the relevant PRC government agencies may order any of our facilities to rectify certain behavior causing environmental damage, and subject to PRC government approval, the local government has the authority to order any of our facilities to close for failure to comply with existing regulations.

Our total environmental protection expense was RMB 2,500,000 ($378,788). We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

Insurance

We currently maintain insurance coverage on our property, plants, equipment, transportation vehicles and various assets that we consider to be subject to significant operating risks. We paid a total of RMB 3,349.40 ($507.48) for our transportation vehicles insurance as of December 2010.

We are covered under the injury and accidental death insurance provided by the local government labor departments and therefore we do not purchase separate insurance policies from commercial insurers with respect to such risks.

Consistent with what we believe to be the customary practice in China, we do not generally carry any third party liability insurance to cover claims in respect of personal injury, environmental damage arising from accidents on our property or relating to our operations (other than our automobiles) or business interruption insurance.  More extensive insurance is either unavailable in China or would impose a cost on our operations that would reduce our competitiveness with other producers.

Seasonality

Our business is not seasonal.

Regulatory Overview

Prior to the promulgation of the Admission Conditions on Aluminum Industry by the National Development and Reform Commission on 29th October 2007 (“Admission Conditions”), there were no laws and regulations in the PRC which specifically regulated the manufacture and sale of aluminum products in the PRC.  The Admission Conditions were promulgated with the aim to regulate the establishment of production, promote healthy and sustainable developments in the aluminum industry, strengthen environmental protection, comprehensively use resources, guarantee workers safety, further increase entry barriers, specify investments in the industry and stop pell-mell investments in the industry.

The Admission Conditions focuses on new construction and conversion of aluminum refineries, new aluminum smelting and further processing projects, but it imposes no restrictions on the production and sale of industrial or consumer aluminum fabricated products, such as aluminum curtain wall, electrical aluminum rod, aluminum alloy sheet, and aluminum foil, etc., which already existed prior to the issue of Admission Conditions.  For the new construction of production of aluminum fabricated products, the Admission Conditions states that, it must use techniques with a high degree of automation, high yield, high efficiency, and high product quality, and it is prohibited to use traditional aluminum casting units with antiquated techniques.

Pricing

The PRC government does not impose any limitations with respect to the pricing of aluminum fabricated products.  Therefore, aluminum fabricated product producers are free to set prices for their products. All the raw materials, supplemental materials and other supplies that we purchase are based on market prices.

Electricity Supply and Price

The State Power Supervision Commission is responsible for the supervision and administration of the power industry in China. The NDRC and local governments regulate electricity pricing. Electricity suppliers may not change their electricity prices without governmental authorization. The Electric Power Law and related rules and regulations govern electricity supply and distribution. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements.

Environmental Protection Laws and Regulations

The PRC government has formulated and implemented various environmental protection laws and regulations, including the Environmental Protection Law, the Water Pollution Prevention and Control Law, the Atmospheric Pollution Prevention and Control Law, the Solid Waste Environment Protection and Control Law, the Environmental Noise Pollution Prevention and Control Law, the Environmental Impact Evaluation Law, the Measures on Administration of Pollution Sources Monitoring, the Decision of the State Council on Several Issues Concerning Environmental Protection, the Provisional Measures on the Administration of Water Pollutant Discharging Permit, and the Administrative Regulations on Environmental Protection for Construction Project (collectively, the “Environmental Laws”).

The Environmental Laws of the PRC require any facility that produces pollutants or other hazards to incorporate environmental protection measures in its operations and establish an environmental protection responsibility system. Such system includes adoption of effective measures to control and properly dispose of waste gases, waste water, waste residue, dust or other waste materials. Any entity that discharges pollution must register with the relevant environmental protection authority and entities have to file an environmental impact report with the relevant environmental bureau for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. New facilities built pursuant to this approval are not permitted to operate until the relevant environmental bureau has performed an inspection and is satisfied that the facilities are in compliance with environmental standards.

The State Environmental Protection Administration of China is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China's environmental system. Environmental protection bureaus at the county level or above are responsible for environmental protection within their areas of jurisdiction.

Remedial measures for breaches of the Environmental Protection Law of the PRC include a warning, payment of damages or imposition of a fine. Any entity undertaking a construction project that fails to install pollution prevention and control facilities in compliance with environmental standards for a construction project may be ordered to suspend production or operations and may be fined. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property or personal injuries or death. The Company has not been cited for any environmental violations and believes that its operations are in compliance with all applicable environmental regulations.

4.C. Organizational Structure

The principal business of the Company is conducted through Tyals PRC and its headquarters located at 1 Sun Street, High-Tech Development Zone CI-35, Daqing City, Heilongjiang Province, People's Republic of China, 163316.

According to the present article of association and registration information of Tyals PRC, the management structure is as follows:

Senior Management includes (i) CEO - Mr. Yuhu Wang, (ii) CTO - Zhiguo Wang, (iii) CFO - Jing Holm, and (iv) VP - Jianhua Sun.

4.D. Property, Plants and Equipment

We operate our business in the northeast of the People’s Republic of China through the following locations.

Tyals PRC Land Use Right

User	Certificate No.	Area	Using Purpose	Location	Term	Mortgage
Tyals PRC	DQGY(03) 2648	11,847 Hectare	Industrial	District One, High-Tech Development District, Daqing, PRC	June 16, 2053	Yes

Tongliao Land Use Right

User	Certificate No.	Area	Using Purpose	Location	Term	Mortgage
Tongliao	TKGY2008(04) NO. 150117570 S	205821.30 M²	Industrial	Industry Park, Mulitu Town, Keerqin District, Tongliao, PRC	February 26, 2058	Yes

Land use rights represents fees paid to obtain the right to use land in the PRC.

Property Ownership

Tyals PRC owns the following properties:

Owner	Certificate No.	Area	Using Purpose	Location	Issuing Date	Mortgage
Tyals PRC	QFQZ Development Zone ZI NA047103	2730M²	Plant	1 Sun Street, High-Tech Development Zone CI-35, Daqing City, Heilongjiang Province People's Republic of China, 163316	July 24, 2003	Yes
	QFQZ Development Zone ZI NA047101	1491 M²	Office Building		July 24, 2003	Yes
	QFQZ Development Zone ZI NA047099	440 M²	Garage		August 2, 2003	Yes
Total		4661 M²

Tongliao Property Ownership

Owner	Certificate No.	Area	Using Purpose	Location	Issuing Date	Mortgage
Tongliao	MG 2010001065	2974.44 M²	Office Building	Industry Park, Mulitu Town Tongliao PRC	August 20, 2010	Yes
	MG 2010001067	2003.27 M²	Dining Room		August 20, 2010	Yes
	MG 2010001071	26653.09M²	Plant		August 20, 2010	No
Total		31630.80 M²

Rented Properties

Lessor	Area	Rent RMB/Yuan	Lease term	Purpose
Daqing High and New Technology Incubation Service Centre	5302.29m2	890,784 (include rent, property fees, heating fee, electricity & water fees)	From April 18, 2011 to April 17, 2012	Offices
Daqing Enterprise Plaza Limited Company	Factory Buildings No.B1, B5, B6, B7 are to be completed Approximately 30,000m2	6/m2/month (Free For first Three years) Property fees: 1/m2/month	Three Years Minimum from August 2011	Factory & Offices

We expect our production capacity on pharmaceutical foil to reach 29,400 ton, and the plant area in Tongliao to reach 60,000 sqm.

ITEM 4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

The following is a discussion of our results of operations for the year ended December 31, 2010, and the major facts affecting these results as compared to the year of 2009.

2010 Financial Performance Highlights

The following are some financial highlights for 2010:

•	Revenues increased $17.75 million to $20.03 million in 2010 as compared to revenue of $2.28 million in 2009, an increase of 780%.

•	The gross margin was 26.66% in 2010 as compared to 3.91% in 2009.

•	Income from operations increased $5.04 million to $4.57 million in 2010 as compared to a loss from operations of $(470,000) in 2009.

•	Operating margin (the ratio of income from operations to revenues, expressed as a percentage) was 22.84% in 2010 as compared to (20.47%) in 2009.

•	Net income attributable to controlling interest increased $3.96 million to $3.76 million in 2010 as compared to net loss of ($200,000) in 2009.

•	Net margin (the ratio of net income to revenues, expressed as a percentage) was 18.75% in 2010 as compared to (8.79%) in 2009.

Revenue

For the year ended December 31, 2010, total revenues were $20.03 million, compared with $2.28 million in 2009. This reflects a $17.75 million increase or 780% year-over-year growth from 2009 to 2010.

The company’s total revenue streams were generated from four major products: Aluminum curtain wall, electrical aluminum rod, aluminum wire and electronic aluminum foil.

In the year of 2009, the Company introduced a new product line for aluminum curtain wall. This new production line started to generate revenue in June 2010. Aluminum curtain wall is used to cover and decorate the exterior of a building. Due to the economic expansion in the northeastern sector of China where the Company is located, the Heilongjiang province has built several large public facilities such as the Daqing airport, railway station, business centers in the most recent three years. Statistics showed the market demand for aluminum curtain wall in 2009 was approximately 3.1 million square meters in northeastern China. The Company sold about 0.3 million square meters of aluminum curtain wall and generated $9.3 million sales in 2010. The Company believes that sales of aluminum curtain wall will continue and increase its sales into future.

Revenue from electrical aluminum rod increased $2.2 million from 2009 to 2010, driven primarily by higher sales volume. The Company increased sales to existing clients due to the higher demand and we also expanded our client base in 2010.

Revenue from aluminum wire increased $2.6 million from 2009 to 2010, driven primarily by higher sales volume for the same reasons as above.

We believe the electronic aluminum foil is a favorable market in China because the domestic production can never met the domestic demand. The import rate of electronic aluminum foil has never been lower than 30% in China.  The major reason for this situation is that electronic aluminum foil production requires higher technology and more sophisticated production procedure. As a result, fewer manufacturers produce electronic aluminum foil in China. The Company has spent years researching and testing this market and decided to start production in 2010. The Company plans to introduce electronic aluminum foil production line in 2012. We believe that we will continue and increase electronic aluminum foil sales in the future.

The remaining revenue was generated from the sale of aluminum sheets. Our aluminum sheet is mainly sold in the construction industry, and oil and chemical industry in northeastern China. Because of the above mentioned reasons (i.e. economic expansion in northeastern China), revenue increased $0.92 million in the aluminum sheet sales and other miscellaneous sales from 2009 to 2010.

Gross Profit

The following table presents the gross profit margin by each product line and the corporate average gross margin for the years ended December 31, 2010 and 2009.

	Gross Profit Margin %
	2010	2009
Aluminum curtain wall	38%	n/a
Electrical aluminum rod	17%	16%
Aluminum wire	15%	(48)%
Electronic aluminum foil	23%	n/a
Aluminum sheet	7%	n/a
Others	n/a	(5)%
average	27%	4%

The gross profit margin for aluminum wire was negative in 2009 because aluminum wire sales in 2009 were not sufficient enough to cover the fixed production cost, such as depreciation and overhead cost.

Operating Expenses

Operating expenses include selling expenses and general and administrative expenses (SG&A). Operating expenses increased $210,000 from $555,000 in 2009 to $765,000 in 2010.  The increase in operating expenses is mainly due to the payroll expense increase in 2010. The headcount of sales department was 10 employees in 2009 versus 34 employees in 2010 and the headcount of general and administrative department was 22 employees in 2009 versus 34 employees in 2010.

Interest Expense (net)

Interest expense was $292,000 in 2010 and $185,000 in 2009. The increase in interest expense is purely because of the increase of the short term loan we had in 2010 compared to 2009. We expanded our business and added some new product lines (i.e. aluminum curtain wall and electronic aluminum foil) in 2010 and therefore needed more working capital in 2010 than in 2009.

Other Income (net)

Other income (net) totaled $260,000 in 2010 and $356,000 in 2009. This item refers to the income from business introduction fee represented introduction fee collected from an independent third party for the periods from 2008 to 2010. Introduction fees earned during the years ended December 31, 2010 and 2009 were $248,000 and $340,000 respectively. Income relating to business introduction fees is non-recurring source of income.

Cash Position

As of December 31, 2010, we had cash and cash equivalents of $522,000. The following table provides detailed information about our net cash flow for all financial statement periods presented in this report.

	(in thousands of U.S. Dollars)
	Year Ended December 31,
	2010	2009
Net cash provided by (used in) operating activities	$28	$(627)
Net cash used in investing activities	$(3,694)	$(6,230)
Net cash provided by financing activities	$4,051	$6,992
Effect of exchange rate change	$(75)	$(11)
Net increase in cash and cash equivalents	$310	$124
Cash and cash equivalents, beginning of period	$212	$88
Cash and cash equivalents, end of period	$522	$212

Operating Activities

Net cash used in operating activities was $28,000 for the year ended December 31, 2010. This was primarily attributable to (1) net income of $3.7 million, (2) certain non-cash expenses that did not result in cash outflow, principally depreciation, amortization $496,000, (3) a decrease of $400,000 in deferred tax assets, (4) an increase of $4.2 million in accounts receivable, an increase of $1 million other assets such as inventories,  advances to suppliers, prepaid expenses, etc. which negatively affected operating cash flow, (5) an increase of $329,000 of accounts payable and increase of $799,000 income tax payable, (6) a decrease of $434,000 of other current liabilities and accrued expenses which negatively affected operating cash flow.

Net cash provided by operating activities was $(627,000) for the year ended December 31, 2009. This was primarily attributable to (1) net loss of $(269,000), (2) certain non-cash expenses that did not result in cash outflow, principally depreciation, amortization of $298,000, (3) an increase of $27,000 in deferred tax assets and a decrease of $427,000 in other current liabilities and accrued expenses, which negatively affected operating cash flow.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2010 amounted to $3.7 million, mainly as a result of our purchase of new equipment and production line for aluminum curtain wall project for $8.9 million.

Net cash used in investing activities for the year ended December 31, 2009 amounted to $6.2 million, mainly as a result of (1) building our new plant for aluminum curtain wall project for $5.7 million, and (2) investments in associated companies for $527,000.

Financing Activities

Net cash provided by financing activities amounted to $4.1 million for the year ended December 31, 2010, as a result of capital contribution of $4.1 million, which was offset by (1) $1.4 million in loans repayments, and (2) $1.4 million in related party notes repayment.

5.B. Liquidity and capital resources

We have financed our operations primarily through cash flows from equity contributions and cash flow from operations. As of December 31, 2010, we had $522,000 in cash and cash equivalents. We believe our current cash as well as cash flows from operations will be sufficient to meet our anticipated cash needs for the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

A major factor in the Company’s liquidity and capital resource planning is its generation of operating cash flow, which is strongly dependent on the demand for our products.  This is supplemented by our financing activities in capital markets.

Our principal uses of cash primarily include capital expenditures, purchase for raw material, salaries and benefits for our employees and other operating expenses.  We expect that these will remain our principal uses of cash in the foreseeable future.  We may also use additional cash to fund strategic acquisitions.

We may rely on dividends and other distributions on equity, or loans and advances made by our Chinese subsidiary, Daqing WFOE, to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, and to service any debt we may incur.

The distribution of dividends and the making of loans and advances by entities organized in China are subject to certain limitations. Regulations in the PRC currently permit payment of dividends only out of unrestricted retained earnings, as determined in accordance with accounting standards and regulations in China. As of December 31, 2010, our retained earnings were $2.2 million.

5.C. Research and development, patents and licenses, etc.

We own thirty two (32) proprietary technologies. Our research and development center employs 48 employees. The technology centers at our plants focus on providing engineering solutions to, and technological application of, research and development efforts. Each of the plants also conducts operational testing and pilot experimentation relating to various research and development topics. Although we collaborate with universities and other research institutions in China on some of our projects, we generally do not outsource our research and development.

5.D. Trend information

In 2010, China's GDP growth rate was 10.3%. Due to the global economic recovery, global demand for aluminum products continued to increase in 2010. We expect global demand for and market prices for our products to increase in 2011. However, we will continue to face challenges in 2011, such as:

•	continued volatility in demand for our products;

•	an increase in production costs resulting from increases in the prices of raw materials, fuel and electricity;

•	increased international competition; and

•	intensifying domestic competition and growing production capacity.

5.E. Off-Balance Sheet Arrangements

We had no off balance sheet arrangements during the years ended December 31, 2010 and 2009.

5.F. Tabular disclosure of contractual obligations

Table No. 5
Contractual Obligations

as of December 31, 2010
(in thousands of U.S. Dollars)

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$9,740	$5,688	$4,052	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	69	-	69	-	-
Total Contractual Obligations	$9,809	$5,688	$4,121	$-	$-

5.G. Safe harbor.

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Yuhu Wang	Chairman, Chief Executive Officer, and Director	37	February 2002
Zhiguo Wang	Chief Technology Officer and Director	51	January 2009
Jing Holm	Chief Financial Officer	43	September 2011
Eli Polatinsky	Director	38	September 2011
Jianhua Sun	Vice President	36	September 2011

Yuhu Wang
Chairman, CEO and Director
Yuhu Wang is the Chairman, CEO, and Director of Tyals PRC. He has been involved with the Company since its inception in 2002. Mr. Wang earned his MS Degree of Material from Harbin Institute of Technology.  Mr. Wang developed the 3003B-H18 electronic aluminum foil series in Dec. 2001, filling the technology gap in China and receiving several awards.

Zhiguo Wang
Chief Technology Officer
Zhiguo Wang is the Chief Technology Officer of Tyals PRC. He has been involved with the Company since 2009. Mr. Wang earned his BA Degree of Metal Pressure Processing from Northeastern University in China, and an MBA from Harbin Institute of Technology.  He has been a member of China National Standardization Technical Standards Committee since 2003.  He published many articles in journals such as “Light Alloy Fabrication Technology”.  Mr. Wang has nearly 30 years of senior management experience in the technology, design and experiment of metal processing industry.

Jing Holm

Chief Finance Officer
Ms. Holm has served as our Chief Financial Officer since September 1, 2011. Prior to joining us, Ms. Holm served as senior financial analyst at PharmaNet Development Group in New Jersey from February 2008 to July 2009. Prior to that, Ms. Holm was a senior accountant at National Starch & Chemical in New Jersey from August 2006 to February 2008. From 1995 to 1999, Ms. Holm worked at PricewaterhouseCoopers Shanghai office as a senior tax consultant. From 2000 to 2003 Ms. Holm worked part time as an accountant for Charles Bott & Co. and at PricewaterhouseCoopers New Jersey office as an auditor from 2004 to 2006. Ms. Holm received an MBA in professional accounting from Rutgers University in New Jersey and a Bachelor of Economics from Shanghai University of Finance and Economics in Shanghai, China.  Ms. Holm is a CPA in New Jersey and certified tax accountant in China.

Eli Polatinsky

Director

Mr. Eli Polatinsky has served as our Director since September 21th, 2011. He has worked as an Asia specialist consultant to China specialist private equity funds and multinationals since 2000. He was a Co-Founder of Frontier Markets Multi Strategy Hedge, a multi – strategy frontier markets hedge fund, where he serves as chief strategist and co- portfolio manager. He holds an undergraduate and graduate degree in economics from Tel Aviv University and Bar-Ilan University, respectively. In addition, he holds a Master of Philosophy in Modern Chinese Studies from St. Antony’s College, University of Oxford.

Jianhua Sun

Vice President

Jianhua Sun has served as our Vice President since September 1st, 2011. He has been a member of American Fortune Group Accounting Firms since 2010. He was the CFO of Harbin YiFeng Environment Company from 2005 to 2010. Mr. Sun earned his BA Degree of Accounting from Northeast Petroleum University in China, and an MBA from Harbin Institute of Technology. He received a certificate of Senior Accountant and Certified Public Accountant from 2004.

6.B. Compensation

The following table sets forth a summary of all compensation for services paid during the fiscal year ended December 31, 2010 for Senior Management.

Table No. 7
Compensation

No	Name	Gender	Function	Nationality	Annual salary

1	Yuhu Wang	male	Chairman, Chief Executive Officer and Director	China	RMB 23,080 ($3,497.00)
2	Jing Holm	female	Chief Financial Officer	USA	RMB 462,000 ($70,000.00)

6.C. Board Practices

Board of Directors

Pursuant to the articles of association, our board of directors consists of five directors, one of whom is the Chairman.  Directors are elected at the shareholders' general meeting by vote of shareholders, and serve for terms of three years.  Upon the expiration of the term of their office, they may serve successive terms if re-elected at the shareholders' general meeting. The board of directors is responsible to the shareholders.

Board of Directors

Directors	Position	Date First Elected or Appointed a Director or Officer
Yuhu Wang	Chairman, Chief Executive Officer and Director	February 2002
Zhiguo Wang	Chief Technology Officer and Director	January 2009
Jing Holm	Chief Finance Officer and Director	September 2011
Jianhua Sun	Vice President and Director	September 2011
Eli Polatinsky	Director	September 2011

6.D Employees

The following table provides information regarding the Tyals PRC’s employees at the end of each of the periods presented:

Table No. 9
Number of employees

Employees	2010	2009	2008
Managing Employees	18	14	10
Research Employees	48	39	25
Production Workers	145	112	90
Sales Employee	34	10	8
Purchasing Staff	6	3	3
Administrative Staff	9	5	5
Accounting Staff	7	3	3
Total	267	186	144

6.E. Share Ownership

The following table sets forth the number of voting shares and options of the Company beneficially owned or controlled as of the date of this Registration Statement by directors and senior management of Oriental Cayman:

Table No. 10
Directors and Senior Management Share Ownership

Name and Province/Country of Residence	Office Held	Year became a Director/ Senior Management	Voting Shares Beneficially Owned or Controlled as at the date hereof	Percentage of Class date hereof
Yuhu Wang China	Chairman, Chief Executive Officer, and Director	February 2002	1,255,407	12.55%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information as of the date of this Registration Statement with respect to each person who, to the knowledge of the directors and executive officers of the Company, beneficially owns or exercises control or direction over, directly or indirectly, Common Shares carrying more than five (5%) of the voting rights attached to all outstanding Common Shares of Oriental Cayman.

Table No. 11
Major Shareholders

Name	Number of Common Shares	Percentage
RTI Investment Holding Corp.	5,100,000	51,00%
Daqing Hi-tech Hawkland Venture Investment Co. Ltd	2,072,539	20.73%
Mr. Yuhu Wang	1,255,407	12.55%

The Company’s major shareholders do not have different voting rights from other shareholders.

7.B. Related Party Transactions

The Company borrowed from and lent to its related parties on a non-interest bearing basis to satisfy the Company’s short term capital needs.  The related party receivable and payable balances are unsecured.  Significant outstanding amounts due from and to related parties as of December 31, 2010 and 2009 are noted below.

	December 31,
	2010	2009
Due from related parties
Benqian Cao(1)	$113	$-
Shaobo Zang(2)	38	-
Xue Liu(3)	76	-
Zhiguo Wang(4)	38	-
Total	$265	$-

	December 31,
	2010	2009
Due to related parties
Yuhu Wang(5)	$1,573	$3,469
Benqian Cao(1)	-	73
Shaobo Zang(2)	-	5
Hai Li(6)	-	26
Total	$1,573	$3,573

(1)	The amount due from or to Benqian Cao, a stockholder holding 1.43% equity and a director of the Company, is unsecured, non-interest bearing and was repaid on July31, 2011.

(2)	The amount due from or to Shaobo Zang, a stockholder holding 0.87% equity and a director of the Company, is unsecured, non-interest bearing and was repaid on July31, 2011.

(3)	The amount due from Xue Liu, Assistant Chairman of the Company, is unsecured, non-interest bearing and was repaid on July31, 2011.

(4)	The amount due from Zhiguo Wang, Chief Engineer of the Company, is unsecured, non-interest bearing and was repaid on July31, 2011.

(5)	The amount due to Yuhu Wang, a stockholder holding 76.80% equity and the Chairman of the Company, is unsecured, non-interest bearing and was repaid on May31, 2011.

(6)	The amount due to Hai Li, a stockholder holding 0.83% equity, was unsecured, non-interest bearing and repaid during 2010.

On August 26, 2011 entered into a Master Investment Agreement according to which Hawkland invested RMB 30 million (US $ 4.5 million) in exchange for 3 ordinary shares or 7.9% in Tyals PRC as well as 2,072,539 ordinary shares or 20.73% in Oriental Cayman.

On August 26, 2011 Hawkland (“Lender”), Mr. Yuhu Wang and Oriental Cayman (“Borrowers”) executed a one year USD 500,000 loan agreement, at a rate of 10% per annum, cumulative and compounding annually, payable quarterly. The Borrowers may prepay the Note at any time in whole or in part, provided that any prepayment shall include the amount of interest due at the end of the quarter in which the date of such prepayment falls. The loan is convertible at the Lender’s discretion into common stock of Oriental Cayman prior to the tenth anniversary of the execution date.

On August 26, 2011, Oriental Cayman, Hawkland, Tyals PRC, and the major shareholders of Tyals PRC entered into a Common Stock Purchase Warrant, according to which Hawkland is entitled to subscribe for and purchase from Oriental Cayman up to 916,118 shares of common stock at any time on or after the initial exercise date and on or prior to the close of business on the fourth year anniversary of the initial exercise date. The exercise price is US$2.89, subject to certain price adjustments.

On September 1, 2011, Ms. Meiyi Xia, a citizen of the United States and the sole shareholder of RTI BVI, entered into a call option agreement with Mr. Yuhu Wang, who is a PRC citizen and majority owner of Tyals PRC (“Call Option Beneficiary”). The call option agreement grants the Call Option Beneficiary the right to acquire up to 100% of Ms. Xia’s interest in RTI BVI for a nominal amount per share over the next two (2) years. According to the agreement, the Call Option Beneficiary is able to exercise the right to acquire up to 25% of Ms. Xia’s interest on October 1, 2014; up to 35% on October 1, 2015; and up to the remaining 40% on October 1, 2016. The option will vest and become effective and exercisable upon the dates set in the agreement and will expire five years from the effective date of the call option agreement.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

See ITEM 17 — FINANCIAL STATEMENTS.

The Company has not declared any dividends for the years ended December 31, 2010 and 2009 and does not anticipate that it will declare any dividends in the foreseeable future.

As of the date of this Registration Statement, there were no legal, governmental or arbitration proceedings pending or known to be contemplated which may have, or have had in the recent past, significant effects on Tyals PRC financial position or profitability.

8.B. Significant Changes

No significant changes have occurred.

ITEM 9. THE OFFER AND LISTING

9.A.1-3 Not Applicable.

9.A.4. Price History

Not Applicable.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets.

We will seek quotation of our securities on the OTCBB or other such Exchange, although we have no assurance that the offering of our securities will be approved by the Securities and Exchange Commission or any other regulatory authority under which we may seek trading approval.

9.D. Selling shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Oriental Cayman was incorporated in the Cayman Islands on February 1, 2011. Our authorized share capital was set at $250,000, consisting of 50,000,000 shares with a par value of $0.005 each.

10.B. Memorandum and articles of association.

Oriental Cayman was incorporated in the Cayman Islands on February 1, 2011.

Pursuant to Section 2 of Memorandum, the objectives for which the Company is established include the following:

(a)           To carry on the business of an investment company and to act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, merchants, brokers, traders, dealers, agents, importers and exporters and to undertake and carry on and execute all kinds of investment, financial, commercial, mercantile, trading and other operations, and/or (ii) to carry on whether as principals, agents or otherwise howsoever the business of realtors, developers, consultants, estate agents or managers, builders, contractors, engineers, manufacturers, dealers in or vendors of all types of property including services;

(b)           To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit;

(c)           To purchase or otherwise acquire, to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with real and personal property and rights of all kinds and, in particular, mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licenses, stocks, shares, bonds, policies, book debts, business concerns, undertakings, claims, privileges and choices in action of all kinds;

(d)           To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organize any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects of the Company or for any other purpose which the Company may think expedient;

(e)           To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company whether or not related or affiliated to the Company in any manner and whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by any such method and whether or not the Company shall receive valuable consideration thereof; and

(f)           To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the Directors of the Company capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the Directors or the Company likely to be profitable to the Company.

Directors

(a) A director’s power to vote on a proposal, arrangement or contract in which the director is materially interested

Pursuant to Section 72 of the Articles, the nature of the interest of any Director or alternate Director in any contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.  The Articles do not provide for other voting restrictions for directors deemed to be interested in a particular transaction.

(b) The directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body

There are no specific provisions in the Memorandum or the Articles regarding a director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied

Pursuant to Section 80 of the Articles, the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

(d) Retirement or non-retirement of directors under an age limit requirement

There are no specific provisions in the Memorandum or the Articles regarding age limit requirements pertaining to the retirement or non-retirement of directors.

(e) Number of shares, if any, required for director’s qualification

According to our Memorandum and Articles, a shareholding qualification for Directors may be fixed by the Company in general meeting, but unless and until so fixed, no qualification shall be required.

Classes of Securities

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

Common Shares

(a) Dividend rights, including the time limit after which dividend entitlement lapses and an indication of the party in whose favor this entitlement operates

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of the Company’s common stock with respect to the payment of dividends.

(b) Voting rights, including whether directors stand for reelection at staggered intervals and the impact of that arrangement where cumulative voting is permitted or required

Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every holder of record present in person or by proxy at a general meeting shall have one vote and on a poll every holder of record present in person or by proxy shall have one vote for each share registered in his name in the register of holders of common stock.

There are no specific provisions in the Memorandum or the Articles regarding the election of directors at staggered intervals.

(c) Rights to share in the company’s profits

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of the Company’s common stock to share in the Company’s profits.

(d) Rights to share in any surplus in the event of liquidation

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of the Company’s common stock to share in any surplus in the event of liquidation.

(e) Redemption provisions

Subject to the provisions of the Articles, shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner as the Company, before the issue of the shares, may by special resolution determine.

The Company may purchase its own shares (including fractions of a share), including any redeemable shares, provided that the manner of purchase has first been authorized by the Company in general meeting and may make payment therefore in any manner authorized by statute, including out of capital.

(f) Sinking fund provisions

The Memorandum and the Articles have no provisions for surrender or sinking funds.

(g) Liability to further capital calls by the company

The directors may from time to time make calls upon the holders in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each holder shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the shares. A call may be revoked or postponed as the directors may determine. A call may be made payable in installments.  A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

(h) Any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares

The Articles have no provision for discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

Changing the Rights of Stockholders

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

The provisions of the Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking  pari passu  therewith.

Shareholder Meetings

The Company shall within one year of its incorporation and in each year of its existence thereafter hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the registered office on the second Wednesday in December of each year at ten o’clock in the morning.

If the Company is exempted as defined in the statute it may but shall not be obliged to hold an annual general meeting.

The Directors may whenever they think fit, and they shall on the requisition of the holders of the Company holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company and may consist of several documents in like form each signed by one or more requisitionists.

If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days.

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

Limitations on Ownership Rights

There are no limitations on the right to own securities imposed by the Memorandum or the Articles or other constituent document of the Company. The laws of the Cayman Islands may impose limitations on the right to own securities; for example, a minor cannot hold legal title to shares in a Cayman Islands company.

Change of Control of the Company

There are no specific provisions in the Memorandum or the Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Disclosure of Ownership

There is no special ownership threshold above which a shareholder’s ownership position must be disclosed.

10.C. Material Contracts

Material contracts, other than contracts entered into during the ordinary course of business, entered into during the two years immediately preceding the date of this submission are:

1.
Loan Agreement entered into between High-tech Venture Investment Company of Development Zone (“Lender”) and Tyals PRC, on April 13, 2011, pursuant to which Lender agreed to lend RMB 4 million  ($606,061) until April 13, 2012 at a 1% interest rate. Tyals PRC agreed to secure the loan with its machine equipment, facility, office building, garage, and land (an estimated total of RMB 8.93 million or $1.35 million) as collateral.

2.
Loan Agreement entered into between Heilongjiang Longcai Wealth Assets Management Co., LTD (“Lender”) and Tyals PRC on May 25, 2009, pursuant to which Lender agreed to lend RMB 500,000 ($78,758.00) to Tyals PRC. The interest rate for the loan agreement is zero.

3.
Loan Agreement entered into between Daqing Industrial- Commercial Investment Co., Ltd. (“Lender”) and Tyals PRC on April 13, 2011, pursuant to which Lender agreed to lend Tyals PRC RMB 8 million ($1,212,121) to Tyals PRC.  Tyals PRC agreed to secure the loan with its newly-built factory, a 1500 square meters facility, as collateral. The borrowing line expires on April 13, 2012. In the first year (from April 13, 2009 to April 13, 2010) the contract has no interest rate; in the second and third year (from April 15, 2010 to April 13, 2012), the interest rate is 3%.

4.
Loan Agreement entered into between Daqing Industrial Commercial Investment Co., Ltd. (“Lender”) and Tyals PRC on May 20, 2009, pursuant to which Lender agreed to lend RMB 750,000 ($113,636) to Tyals PRC. The interest rate for the loan agreement is 5%. The Loan Agreement was amended in April 11, 2009 to provide for a term expires on March 31, 2012 and the first two years exempt from tax, and the last year with interest rate of 5%, which corresponds to RMB 375,000 ($56,818).

5.
Loan Agreement entered into between Daqing High-Tech State-owned Assets Operation Co., Ltd. (“Lender”) and Tyals PRC on April 13, 2011, pursuant to which Lender agreed to lend RMB 750,000 ($113,636). The interest rate for the loan agreement is zero.

6.
Loan Agreement entered into between Xingye branch of Industrial and Commercial Bank (“Lender”) and Tyals PRC on November 25, 2010 pursuant to which Lender agreed to lend RMB 5.6 million ($848,485). Tyals secured the loan with its machine equipment as collateral. The borrowing line expires on November 25, 2011. The interest rate for the loan agreement is 5.56%.

7.
Loan Contract entered into among Daqing Industrial- Commercial Investment Co., Ltd. (“Lender”) and Tyals PRC on April 26, 2011, pursuant to which Lender agreed to extend a RMB 10 million ($1,515,152) loan from April 26, 2011 to April 25, 2012. Tyals PRC agreed to secure the loan with in its manufacture facility in the amount of RMB 2.95 million ($446,970). The annual interest rate is 8.903%.

8.
Loan Agreement entered into between Tongliao Khorchin State-owned Assets Operation Co., Ltd. (“Lender”) and Tyals PRC on June 22, 2010, pursuant to which Lender agreed to lend RMB 23.5 million ($3,560,606) to Tyals PRC. The borrowing line expires on June 22, 2011. The interest rate for the loan agreement is zero.

9.
Loan Agreement entered into between Tongliao Tiancheng Construction Investment Guarantee Co., Ltd. (“Lender”) and Tyals PRC on November 13, 2010, pursuant to which Lender agreed to lend RMB 5 million ($757,576) to Tyals PRC. The borrowing line expires on November 1, 2011. The interest rate for the loan agreement is zero.

10.
Exclusive Service Agreement executed among Daqing WFOE, the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland , Tyals PRC and its Subsidiaries on September 1, 2011, pursuant to which Daqing WFOE shall provide Tyals PRC with management and operation services on an exclusive basis in exchange for yearly service fees which will be determined based on what is the market price in light of the specifics of the services and the timing of such services and will be negotiated on January 1st of each year.

11.
Call Option Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which the major shareholders of Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, the entire portion of Tyals PRC’s equity interest held by each shareholder, or any portion thereof, to the extent permitted by PRC law, and Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, all assets and liabilities to the extent permitted by PRC Law. The purchase price for the shareholders’ equity interests in Tyals PRC shall be $1 as required by PRC law.

12.
Share Pledge Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which the shareholders of Tyals PRC pledged all of their equity interests in Tyals PRC to Daqing WFOE and Tyals PRC pledged all of its equity interests in its subsidiaries – Tongliao and Tongxin Micro-Credit – to Daqing WFOE, in order to guarantee Tyals PRC’s performance of its obligations under the Exclusive Service Agreement.

13.
Shareholders’ Voting Rights Proxy Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which each of Mr. Yuhu Wang, Hawkland and Tyals PRC and its subsidiaries has executed an irrevocable power of attorney to appoint the authorized personnel of Daqing WFOE as their attorney-in-fact to exercise all of their rights as equity owners of Tyals PRC

14.
Call Option Agreement entered into on September 1, 2011among Ms. Meiyi Xia, a citizen of the United States and the sole shareholder of RTI BVI and Mr. Yuhu Wang, who is a PRC citizen and owner of a 70% equity interest of Tyals PRC. The call option agreement grants Mr. Wang the right to acquire up to 100% of Ms. Xia’s interest in RTI BVI for a nominal amount per share over the next two (2) years. The option will vest and become effective and exercisable upon the dates set in the agreement and will expire five years from the effective date of the call option agreement.

15.
Master Investment Agreement entered into among Hawkland, Mr. Yuhu Wang, Oriental Cayman, and Tyals PRC on August 26, 2011, pursuant to which Hawkland agreed to contribute RMB 30 million ($4.5 million) into Tyals PRC in exchange for 3 ordinary shares or 7.9% in Tyals PRC as well as 2,072,539 ordinary shares or 20.73% in Oriental Cayman.

16.	USD 500,000 Convertible Promissory Note dated August 26, 2011 among Hawkland (“Lender”), Mr. Yuhu Wang and Oriental Cayman (“Borrowers”).
17.
Common Stock Purchase Warrant dated August 26, 2011 among Oriental Cayman, Hawkland, Tyals PRC, and the major shareholders of Tyals PRC according to which Hawkland is entitled to subscribe for and purchase from Oriental Cayman up to 916,118 shares of common stock at any time on or after the initial exercise date and on or prior to the close of business on the fourth year anniversary of the initial exercise date. The exercise price is US$2.89, subject to certain price adjustments.

Copies of these documents have been filed as exhibits to this Registration Statement.

10.D. Exchange Controls

There are no laws or legislation which may affect the import or export of capital including the availability of cash or cash equivalents to be used by the Company.  Other than the standard withholding tax, there are no other laws that affect the remittance of dividends, interest, or other payments to non-resident holders of the Company's shares.

In order to strengthen the management of foreign exchanges, maintain the balance of international payments, and promote the healthy development of the national economy, the Chinese government still exercises control on foreign exchange.  Regulations of the People’s Republic of China on the Management of Foreign Exchanges are one of the main regulations for foreign exchange control in China.

Pursuant to the Regulations of the People's Republic of China on the Management of Foreign Exchanges, foreign exchange activities are divided into two categories, which are “Current accounts" and “Capital accounts”. “Current accounts" refers to items of transactions taking place frequently in international payments.  They include trade incomes and expenditures, incomes from and expenditures on labor services, and unitary transfers; "Capital account" refers to the increase and decrease of the assets and liabilities arising from the inflow and outflow of capital in international payments.  They include direct investment, various loans, and securities investment.

Articles 12 to 15 under Chapter 2 regulate the foreign exchanges on current account.  The Article 12 states that “Foreign exchanges on the current account shall have real and legal transaction basis.  The Bank for sale and purchase of foreign exchange shall execute duly examinations of the reality of the documents, and check the consistence between the documents and the foreign exchanges.  In addition, the State Administration of Foreign Exchange (hereafter referred to as SAFE) has the power to supervise and examine the aforesaid matter.”

In accordance with “Explanations to Regulations on Forex Sale, Purchase and Payment” issued by SAFE on 4th July 1996，the remittance of profits from foreign invested enterprises belongs to “Current Accounts”.  The procedure of remittance of profits of foreign invested enterprises is as following:

a) To obtain Tax Certificate from National Taxation Bureau and Local Taxation Bureau, which is to certify that the enterprise has satisfied relevant tax rules before remittance of the profits abroad;

b) To proceed with Designated Foreign Exchange Banks

In accordance with circular on Issues concerning Outward Remittance of Profit, Stock Dividends And Stock Bonuses Processed by Designated Foreign Exchange Banks issued by SAFE on 22nd September 1998, and was further amended on 21st September 1999, in order to remittance of the profits abroad, enterprises shall provide the following documents to the designated foreign banks:

a)	Tax certificate for tax paid proof;
b)	Audit report of annual profits, dividends and distributions issued by accounting firm;
c)	Resolution made by the board for the distribution of profits and dividends
d)	Foreign exchange certificate;
e)	Capital verification report issued by accounting firm;
f)	Other documents required by SAFE.

However, where foreign exchanges activities is deemed as activities on capital account, it has to register with SAFE, and get approvals from SAFE and relevant government authorities according to their businesses.

10.E. Taxation

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules.  On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008.  On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008.  On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the New EIT Law.  The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under the Old EIT Law and regulations.  Under the New EIT Law and the Transition Preferential Policy Circular, qualified enterprises established before March 16, 2007 that already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a maximum of five years starting from January 1, 2008, and during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. For enterprises that are not profitable enough to enjoy the preferential tax exemption or reduction referred to in (ii) above, the preferential duration shall commence from 2008.

Prior to the effectiveness of the New EIT Law on January 1, 2008, domestic companies were generally subject to an enterprise income tax at a statutory rate of 33%.

Uncertainties exist with respect to how the New EIT Law applies to our tax residency status. Under the New EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise,” which means that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.”  Though the implementation rules of the New EIT Law define “de facto management body” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only constructive guidance for this definition currently available is set forth in the SAT Circular 82 issued by the PRC State Administration of Taxation, which provides guidance on the determination of the tax residency status of Chinese-controlled offshore incorporated enterprises, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder.  Although we do not have a PRC enterprise or enterprise group as its primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the SAT Circular 82, in the absence of guidance specifically applicable to us, we has applied the guidance set forth in the SAT Circular 82 to evaluate the tax residency status of its legal entities organized outside the PRC.

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in the SAT Circular 82 are met:

a)	the primary location of the day-to-day operational management is in the PRC;

b)	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

c)	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and

d)	50% or more of voting board members or senior executives habitually reside in the PRC.

We do not opine that either of our foreign entities meets all of the conditions above.  Each of foreign entities is a company incorporated outside the PRC.  As holding companies, these two entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC.  In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours every have been deemed a PRC “resident enterprise” by the PRC tax authorities.  Therefore, we believe that none of our offshore entities will be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us.  However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty exists.  In the event that our company or our Hong Kong subsidiary is considered to be a PRC resident enterprise, (1) our company or our Hong Kong subsidiary, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income; and (2) dividend income that our company or our Hong Kong subsidiary, as the case may be, receives from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the New EIT Law for PRC resident enterprise recipients.  Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.

Under SAT Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective on January 1, 2008. There is uncertainty as to the application of SAT Circular 698. If SAT Circular 698 was determined by the tax authorities to be applicable to us and our non-resident investors, we and our non-resident investors may be required to expend valuable resources to comply with this circular or to establish that we or our non-resident investors should not be taxed under SAT Circular 698, which may adversely affect us or our non-resident investors.

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities.

Dividends Withholding Tax

Under the Old EIT Law effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by Daqing WFOE to Lake HK, would be exempt from PRC withholding tax.  We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC and Hong Kong. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Daqing WFOE, which is our PRC subsidiary directly held by our company, are subject to withholding tax a rate of 10%. Dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary Lake HK by Daqing WFOE, which is our PRC subsidiary directly held by our Hong Kong subsidiary, are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law and holds at least 25% of the equity interest of Daqing WFOE.

The SAT promulgated Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits.  The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits.  In addition, as described above, our company or our Hong Kong subsidiary may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from the relevant PRC subsidiary would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

As there remains uncertainty regarding the interpretation and implementation of the New EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax.  Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would materially and adversely affect our results of operations.”

10.F. Dividends and paying agents

The Company has not declared any dividends for the years ended December 31, 2010 and 2009 and has not appointed a paying agent.

Tyals PRC Articles do not contain any provision to prohibit the payment of dividends to its shareholders.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

Upon effectiveness, we will file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filing with the SEC by accessing their website located at www.sec.gov. You may also access our filings on our website at www.cntyals.com. Our website is currently being completed.

10.I. Subsidiary Information.

Not Applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates, will affect the Company’s net earnings or the value of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i) Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company has no forward exchange rate contracts in place.

(ii) Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for aluminum are impacted by world economic events that dictate the levels of supply and demand. The Company has no commodity price risk contracts in place.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not Applicable.

12.B. Warrants and Rights

Not Applicable.

12.C American Depositary Shares

Not Applicable.

PART II
Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16. [RESERVED]

16.A. Audit committee financial expert

Not Applicable.

16.B. Code of Ethics

See ITEM 6.C. — Ethical Business Conduct.

16.C. Principal Accountant Fees and Services

Not Applicable.

16.D. Exemptions From the Listing Standards for Audit Committees

Not Applicable.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

16.F Change in Registrants Certifying Accountant

Not Applicable.

16.G. Corporate Governance

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements are stated in U.S. Dollars and are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

The financial statements and notes thereto required under Item 17 of this registration statement are attached hereto and found immediately following the signature page of this Form 20-F registration statement.

ITEM 18. FINANCIAL STATEMENTS

See Item 17.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this registration statement and incorporated herein by reference to the extent applicable:

Index to Exhibits

Exhibit No.	Description
1.1	Certificate of Incorporation
1.2	Memorandum and Articles of Association
10.1
Exclusive Service Agreement executed among Daqing WFOE, the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland , Tyals PRC and its Subsidiaries on September 1, 2011, pursuant to which Daqing WFOE shall provide Tyals PRC with management and operation services on an exclusive basis in exchange for yearly service fees which will be determined based on what is the market price in light of the specifics of the services and the timing of such services and will be negotiated on January 1st of each year.

10.2
Call Option Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which the major shareholders of Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, the entire portion of Tyals PRC’s equity interest held by each shareholder, or any portion thereof, to the extent permitted by PRC law, and Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, all assets and liabilities to the extent permitted by PRC Law. The purchase price for the shareholders’ equity interests in Tyals PRC shall be $1 as required by PRC law.

10.3
Share Pledge Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which the shareholders of Tyals PRC pledged all of their equity interests in Tyals PRC to Daqing WFOE and Tyals PRC pledged all of its equity interests in its subsidiaries – Tongliao and Tongxin Micro-Credit – to Daqing WFOE, in order to guarantee Tyals PRC’s performance of its obligations under the Exclusive Service Agreement.

10.4
Shareholders’ Voting Rights Proxy Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which each of Mr. Yuhu Wang, Hawkland and Tyals PRC and its subsidiaries has executed an irrevocable power of attorney to appoint the authorized personnel of Daqing WFOE as their attorney-in-fact to exercise all of their rights as equity owners of Tyals PRC

10.5
Call Option Agreement entered into on September 1, 2011among Ms. Meiyi Xia, a citizen of the United States and the sole shareholder of RTI BVI and Mr. Yuhu Wang, who is a PRC citizen and owner of a 70% equity interest of Tyals PRC. The call option agreement grants Mr. Wang the right to acquire up to 100% of Ms. Xia’s interest in RTI BVI for a nominal amount per share over the next two (2) years. The option will vest and become effective and exercisable upon the dates set in the agreement and will expire five years from the effective date of the call option agreement.

10.6
Master Investment Agreement entered into among Hawkland, Mr. Yuhu Wang, Oriental Cayman, and Tyals PRC on August 26, 2011, pursuant to which Hawkland agreed to contribute RMB 30 million ($ 4.5 million) into Tyals PRC in exchange for 3 ordinary shares or 7.9% in Tyals PRC as well as 2,072,539 ordinary shares or 20.73% in Oriental Cayman.

10.7	$500,000 Convertible Promissory Note dated August 26, 2011 among Hawkland (“Lender”), Mr. Yuhu Wang and Oriental Cayman (“Borrowers”).
10.8
Common Stock Purchase Warrant dated August 26, 2011 among Oriental Cayman, Hawkland, Tyals PRC, and the major shareholders of Tyals PRC according to which Hawkland is entitled to subscribe for and purchase from Oriental Cayman up to 916,118 shares of common stock at any time on or after the initial exercise date and on or prior to the close of business on the fourth year anniversary of the initial exercise date. The exercise price is $2.89, subject to certain price adjustments.

WHERE TO FIND ADDITIONAL INFORMATION

Additional financial information is contained in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information relating to the Company may be found on the Company’s website at www.cntyals.com. Our website is currently being completed.

Additional copies of this Registration Statement, the materials listed in the preceding paragraph, any interim financial statements which have been issued by the Company and any other document incorporated herein by reference will be available upon request by contacting the Company at its offices at 1 Sun Street, High-Tech Development Zone CI-35, Daqing City, Heilongjiang Province, People's Republic of China, Tel: +86 459 6284782, Fax: +86 459 6284782.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

By: /S/ Jing Holm
Jing Holm, Chief Financial Officer and Director

Date: September 30, 2011

HEILONGJIANG TYALS CO., LTD

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009

HEILONGJIANG TYALS CO., LTD

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSOLIDATED FINANCIAL STATEMENTS
BALANCE SHEETS	2
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME	3
STATEMENTS OF EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Heilongjiang TYALS Co., Ltd.
Daqing, People’s Republic of China

We have audited the accompanying consolidated balance sheets of Heilongjiang TYALS Co., Ltd. as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heilongjiang TYALS Co., Ltd. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

New York, New York
August 18, 2011

HEILONGJIANG TYALS CO., Ltd.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$522	$212
Due from related parties	265	-
Accounts receivable, net	4,807	465
Inventories, net	493	176
Advances to suppliers	622	484
Prepaid expenses and other current assets	597	410
Deferred income tax assets, current	36	421
Total current assets	7,342	2,168

Property, plant and equipment, net	13,634	9,361
Land use rights	5,077	5,014
Intangible assets, net	10	13
Investments in associated companies	545	527
Total assets	$26,608	$17,083

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$5,688	$4,327
Accounts payable	322	-
Due to related parties	1,573	3,573
Other payables and accrued liabilities	1,991	939
Total current liabilities	9,574	8,839

Long-term borrowings	4,052	3,349
Convertible bonds	69	63
Deferred income tax liabilities	94	80
Total liabilities	13,789	12,331

Equity
Heilongjiang TYALS Co., Ltd.
Paid-in capital	4,516	3,336
Capital reserves	3,198	253
Statutory reserves	267	-
Retained earnings (deficit)	2,207	(1,282)
Accumulated other comprehensive income	571	370
Total Heilongjiang TYALS Co., Ltd equity	10,759	2,677

Non-controlling interests	2,060	2,075
Total equity	12,819	4,752

Total liabilities and equity	$26,608	$17,083

See accompanying notes to consolidated financial statements.

HEILONGJIANG TYALS CO., Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

	Years Ended December 31,
	2010	2009

Net sales	$20,028	$2,276
Cost of sales	14,689	2,187
Gross profit	5,339	89
Operating expenses:
Selling expenses	54	4
General and administrative expenses	711	551
Total operating expenses	765	555

Income (loss) from operations	4,574	(466)
Other income (expense):
Interest expense	(292)	(185)
Other income	260	356
Total other income, net	(32)	171

Income (loss) before income taxes	4,542	(295)
Income tax (expense) benefit	(870)	26

Net income (loss)	3,672	(269)
Net loss attributable to non-controlling interests	84	69
Net income (loss) attributable to Heilongjiang TYALS Co, Ltd.	$3,756	$(200)

Net income (loss)	$3,672	$(269)
Foreign currency translation adjustments, net of tax	278	6
Comprehensive income (loss)	3,950	(263)
Comprehensive income attributable to non-controlling interests	14	66

Total comprehensive income (loss) attributable to Heilongjiang TYALS Co., Ltd. equity	$3,964	$(197)

See accompanying notes to consolidated financial statements.

HEILONGJIANG TYALS CO., Ltd.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

	Paid-in Capital	Capital Reserves	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Non-Controlling Interests	Total Equity
Balance as of December 31, 2008	$3,278	$153	$-	$(1,082)	$366	$2,715	$971	$3,686
Net loss	-	-	-	(200)	-	(200)	(69)	(269)
Capital contributions	58	100	-	-	-	158	1,171	1,329
Foreign currency translation, net of tax	-	-	-	-	4	4	2	6
Balance as of December 31, 2009	3,336	253	-	(1,282)	370	2,677	2,075	4,752

Net income (loss)	-	-	-	3,756	-	3,756	(84)	3,672
Capital contributions	1,180	2,945	-	-	-	4,125	-	4,125
Transfer to statutory reserves	-	-	267	(267)	-	-	-	-
Foreign currency translation, net of tax	-	-	-	-	201	201	69	270
Balance as of December 31, 2010	$4,516	$3,198	$267	$2,207	$571	$10,759	$2,060	$12,819

See accompanying notes to consolidated financial statements.

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

	Years Ended December 31,

	2010	2009

Cash flows from operating activities:
Net income (loss)	$3,672	$(269)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Bad debt expense	-	(11)
Depreciation of property, plant and equipment	388	201
Amortization of land use rights	105	104
Amortization of intangible assets	3	4
Deferred income taxes	400	(27)
Changes in operating assets and liabilities:
Accounts receivable	(4,219)	1
Inventories	(323)	(83)
Advances to suppliers	(442)	(34)
Prepaid expenses and other current assets	(250)	(58)
Accounts payable	329	(29)
Income tax payable	799	1
Other current liabilities and accrued expenses	(434)	(427)
Net cash provided by (used in) operating activities	28	(627)

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,694)	(5,703)
Investments in associated companies	-	(527)
Net cash used in investing activities	(3,694)	(6,230)
Cash flows from financing activities:
Capital contribution	4,125	1,329
Proceeds from loans	3,745	10,454
Repayments of loans	(2,389)	(5,475)
Proceeds from related party notes	509	689
Repayments of related party notes	(1,939)	-
Other	-	(5)
Net cash provided by financing activities	4,051	6,992

Effect of exchange rate changes on cash and cash equivalents	(75)	(11)
Net increase in cash and cash equivalents	310	124
Cash and cash equivalents, beginning of period	212	88

Cash and cash equivalents, end of period	$522	$212
Supplemental disclosure of cash flow information:
Cash paid for interest	$250	$95
Cash paid for income taxes	$1	$-

See accompanying notes to consolidated financial statements.

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the business

Heilongjiang TYALS Co., Ltd. (“TYALS”), incorporated on February 8, 2002 and located in Heilongjiang Province, the People’s Republic of China (“PRC”), and its 70% owned subsidiary, Tongliao Tongyu Aluminum Industry Joint-stock Co., Ltd. (“TTAI”), incorporated on January 10, 2008 and located in Inner Mongolia Autonomous Region, the PRC, are referred to collectively herein as the “Company.”

The Company specializes in production of semi-fabricated aluminum, which consists of aluminum rod, aluminum particle, aluminum wire, aluminum sheet, aluminum curtain wall and electronic aluminum foil.

Basis of presentation and principles of consolidation

The consolidated financial statements consolidate the financial statements of TYALS and its 70% owned subsidiary, TTAI, and are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements; accordingly, actual results could differ materially from these estimates. Significant estimates for the years ended December 31, 2010 and 2009 include the valuation of accounts receivable, the valuation of long lived assets and deferred income tax assets.

Foreign currency translation

The Company has its local currency, Renminbi (“RMB”), as its functional currency. The consolidated financial statements of the Company are translated from RMB into US$. Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, all income and expenditure items are translated at the average rates for each of the periods and equity accounts, except for retained earnings, are translated at the rate at the transaction date.  Retained earnings reflect the cumulative net income (loss) translated at the average rates for the respective periods since inception less dividends translated at the rate at the transaction date.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People's Bank of China (the”PBOC") or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand. Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective years:

	Years ended December 31,
(US$1:RMB)	2010	2009
RMB exchange rates at balance sheet dates	6.6018	6.8272
RMB average exchange rates	6.7700	6.8311

The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of income and comprehensive income and as a separate component of stockholders equity. Commencing from July 21, 2005, China adopted a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Since then, the PBOC administers and regulates the exchange rate of US$ against RMB taking into account the demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

The Company considers only those short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Accounts receivable

Accounts receivables primarily consist of amounts billed to customers for products sold and generally due within 90 days. For the majority of its receivables, the Company establishes an allowance for doubtful accounts based upon collection experience and other factors. On certain other accounts receivables where the Company is aware of a specific customer’s inability or reluctance to pay, an allowance for doubtful accounts is established against amounts due, to reduce the net receivable balance to the amount the Company reasonably expects to collect. However, if circumstances change, the Company’s estimate of the recoverability of accounts receivable could be different. Circumstances that could affect the Company’s estimates include, but are not limited to, customer credit issues and general economic conditions. Accounts are written off once deemed to be uncollectible. Any subsequent cash collections relating to accounts that have been previously written off are typically recorded as a reduction to total bad debt expense in the period of collection.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be creditworthy financial institutions. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited. As of December 31, 2010 and 2009, there was $25 allowance for uncollectible accounts.

Shipping and Handling Expense

Shipping and handling costs are expensed as incurred and are included in cost of goods sold.

Inventories

Finished products and raw material inventories are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Inventory costs consist of materials, labor and manufacturing overheads, including depreciation. Abnormal costs, such as idle facility expenses, freight, handling costs and spoilage, are accounted for as current period charges. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and expenses necessary to make the sale. Provisions are made for excess, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market. Provisions for inventories valuation were $144 and $139 for the years ended December 31, 2010 and 2009, respectively.

Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

The estimated useful lives of property, plant and equipment are as follows:

Years
Buildings	50
Furniture and office equipment	5
Machineries	5 to 10
Motor vehicles	5

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Construction in progress primarily represents the construction of new buildings and new production lines. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

The cost of maintenance and repairs is charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the accompanying consolidated statements of operations.

Land use rights

Land use rights represents fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight−line method over the terms specified in land use right certificates of 50 years.

Investments in associated companies

Equity Method - Investee companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an Investee depends on an evaluation of several factors including, among others, representation on the Investee company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the Investee company. Under the equity method of accounting, an Investee company’s accounts are not reflected within the Company’s Consolidated Balance Sheets and Statements of Operations; however, the Company’s share of the earnings or losses of the Investee company is reflected in the caption ‘‘other income’’ in the Consolidated Statements of Operations. The Company’s carrying value in an equity method Investee company is reflected in the caption ‘‘Investment in associated companies” in the Company’s Consolidated Balance Sheets.

When the Company’s carrying value in an equity method Investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the Investee company or has committed additional funding. When the Investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Cost Method - Investee companies not accounted for under the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, the Company’s share of the earnings or losses of such Investee companies is not included in the Consolidated Balance Sheet or Statement of Operations. However, impairment charges are recognized in the Consolidated Statement of Operations. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded.

Intangible assets

Intangible assets include software and fees paid to register trademarks, and are amortized on a straight−line basis over their estimated useful lives of 5 to 10 year.

Impairment of long−lived assets

Long−lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Company may recognize impairment of long−lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. No impairment of long−lived assets was recognized for all periods presented.

Revenue recognition

Revenue from sales of aluminum products are recognized when the products are delivered and the title is transferred, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is reasonably assured. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In the PRC, Value-added Tax (“VAT”) of 17% on invoiced amount is collected in respect of sales of goods on behalf of the tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a tax payable in the consolidated balance sheets until it is paid to the authorities.

Start−up costs

Start-up costs represent the non-recurring costs associated with setting up a business, such as accountant's fees, legal fees, registration charges. The Company expenses all costs incurred in connection with start−up activities in the period they are incurred.

Fair value of financial instruments

The Company’s financial instruments consist primarily of cash and cash equivalent, accounts receivable, prepayments and other current assets, shot-term borrowings, accounts payable, and other payables. The carrying amounts of these items at December 31, 2010 and 2009 approximate their fair values because of the short maturity of these instruments or existence of variable interest rates, which approximate market rates.

The Company has adopted accounting guidance that defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level one	Quoted market prices in active markets for identical assets or liabilities;
Level two	Inputs other than level one inputs that are either directly or indirectly observable; and
Level three	Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment

Employee benefits

Full-time employees of the Company in mainland China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multiemployer defined contribution plan. The Company is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Company is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed.

The Company recorded employee benefit expenses of $15 for the years ended December 31, 2010 and 2009

Deferred income taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differentiate between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has not been subjected to income tax examinations by taxing authorities for the years ended December 31, 2010 and 2009. The Company is open to tax examination in the PRC for all years, as tax returns remain open to examination until notified by the taxing authorities, and the Company has not received any notifications to date. The Company records interest and penalties as other expense on the consolidated statements of operations and comprehensive income. During the years ended December 31, 2010 and 2009, the Company did not recognize any amount in interest and penalties.

Statutory reserves

The Company and its subsidiary, as domestic enterprises incorporated in the PRC, are required on an annual basis to make an appropriation of net profits, after the recovery of accumulated deficit, to a statutory reserve fund. The statutory reserve fund is set at the percentage of not lower than 10% of the after−tax profit determined in accordance with the PRC accounting standards and regulations ( “PRC GAAP”).

Once the level of the statutory reserve fund reaches 50% of the registered capital of the underlying entities, further appropriations to these funds are discretionary. The Company’s statutory reserves can only be used for specific purposes of enterprise expansion and staff bonus and welfare, and are not distributable to the stockholders except in the event of liquidation. Appropriations to these funds are accounted for as transfers from retained earnings to the statutory reserves.

For the years ended December 31, 2010 and 2009, the Company made an appropriation of $267 and nil to statutory reserves, respectively, pursuant to the resolutions by its board of directors. .  For the years ended December 31, 2010 and 2009, the Company had registered capital of $4,516 and $3,336, respectively.

Dividends

Dividends are recorded when declared. No dividends were declared for the years ended December 31, 2010 and 2009.   PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC GAAP. The Company’s PRC subsidiaries can only distribute dividends after it has met the PRC requirements for appropriation to statutory reserves.

Other comprehensive income

For all periods presented, other comprehensive income consisted solely of foreign currency translation adjustments.

Commitments and contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be reasonably estimated. In the opinion of management, there are no claims assessments and litigation against the Company.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. The Company’s total assets and results of operations have been considered to be comprised of one reportable segment.

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurements (Topic 820): (Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs), effective for the first interim or annual period beginning after December 15, 2011. The guidance should be applied prospectively. The amendments in this ASU are intended to establish common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRS. Some of the amendments clarify the FASB’s intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In June 2011, the Financial Accounting Standards Board issued ASU 2011-05, “Presentation of Comprehensive Income”. ASU 2011-05 was issued to amend Accounting Standards Codification Topic 220, “Comprehensive Income”. Under ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, the presentation must show each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity.  The amendment does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption of ASU 2011-05 is permitted and the Company has adopted the provisions of ASU 2011-05 for the years ending December 31, 2010 and 2009.

2. ACCOUNTS RECEIVABLE

A summary of accounts receivable is as follows:

	December 31,
	2010	2009
Trade receivables	$4,832	$490
Less: provision for bad debts	25	25
Accounts receivable, net	$4,807	$465

3. INVENTORIES

A summary of inventories is as follows:

	December 31,
	2010	2009
Raw materials	$215	$76
Finished goods	422	239
	637	315
Less: provision for obsolescence	144	139
Inventories, net	$493	$176

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

4. PROPERTY, PLANT, AND EQUIPMENT

A summary of property, plant and equipment is as follows:

	December 31,
	2010	2009
Buildings	$3,784	$2,246
Furniture and office equipment	98	68
Machinery	4,223	1,815
Motor vehicles	249	127
Construction in progress	7,056	6,397
Total	15,410	10,653
Less: accumulated depreciation	1,776	1,292
Property, plant and equipment, net	$13,634	$9,361

Depreciation in total amounted to approximately $388 and $201, for the years ended December 31, 2010 and 2009, respectively. Amortization of land use rights amounted to approximately $104 and $105 for the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010, the estimated amortization of the land use rights over each of the next five years will be $105 per annum.

Construction-in-progress assets represented the cost of construction of plants and staff dormitory, which were not yet completed as of the last day of each reporting period. No depreciation expense was recorded for the construction-in-progress until the assets are placed in service. As of December 31, 2010, total commitments under contract in respect to construction in progress is $2,159.

5. LAND USE RIGHTS

A summary of land use rights is as follows:

	December 31,
	2010	2009
Land use rights	$5,397	$5,220
Less: accumulated amortization	(320)	(206)
Land use rights, net	$5,077	$5,014

The amortization expense on a straight-line basis over the term of the arrangement years ended December 31, 2010 and 2009 was $105.

6. INVESTMENTS IN ASSOCIATED COMPANIES

During October 2009, the Company, together with other independent third parties, established a company in the PRC, Daqing High-tech Zone Tongxin Micro-Credit Corp (“Tongxin Micro-Credit”). The Company contributed capital of RMB4,000 ($586) to Tongxin Micro-Credit, representing a 20% equity interest in Tongxin Micro-Credit. During October 2009, the Company transferred a 2% equity interest to a third party at the cost, i.e., RMB400 ($59). Through this transaction, the Company’s equity interest in Tongxin Micro-Credit is 18%. Tongxin Micro-Credit is principally engaged in lending services in the PRC.

The Company does not have significant influence over Tongxin Micro-Credit. Therefore, the investment in Tongxin Micro-Credit was accounted for under the cost method. The Company did not receive any dividends from the investee in the periods reported. The Company reviews cost method investments periodically to determine if impairment indicators are present; however, the fair value of these investments will not be determined unless impairment indicators exist.

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

6. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

When impairment indicators exist, the Company generally use discounted cash flow analyses to determine the fair value. The Company estimates that the fair values of cost method investments approximated or exceeded their carrying values as of December 31, 2010 and 2009. The Company’s cost method investments had a carrying value of $545 and $527 as of December 31, 2010 and 2009, respectively.

In February 2010, the Company, together with other investors, established a company, Tongyu Thermal Co., Ltd (“Tongyu Thermal”), which specializes in heating supply service. The Company contributed capital of RMB1,750 ($256) to Tongyu Thermal, representing a 35% equity interest in Tongyu Thermal. On April 30, 2010, the Company disposed of the investment to a third party for cash consideration of RMB 1,750 ($256).

7. INTANGIBLE ASSETS

	December 31,
	2010	2009
Trademark privileges	$31	$30
Software	1	1
Total	32	31
Less: accumulated amortization	22	18
Intangible assets, net	$10	$13

Amortization expense for intangible assets amounted to approximately $3 for the years ended December 31, 2010 and 2009.

The weighted average useful life remaining on intangible assets is 3 years.

Amortization expense for intangible assets is recognized on a straight-line basis over the estimated useful lives. The expected future amortization expense is as follows for the years ending December 31:

2011	$3
2012	3
2013	4
Total	$10

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

8. DEBT

		December 31,
		2010	2009

Bank borrowings:
Industrial Commercial Bank of China	(a)	1,757	-

Other borrowings:

Daqing State-owned Assets Management Co., Ltd	(b)	719	696

Daqing Industrial and Commercial Capital Co., Ltd	(c)	1,326	1,282

Daqing Industrial and Commercial Guarantee Co., Ltd	(d)	1,515	1,481

Heilongjiang Zhenglong Mortgage Co., Ltd	(e)	106	190

Tongliao Horqin District Stated-owned Assets Management Co., Ltd	(f)	3,560	3,295

Tongliao Tiancheng Urban Construction Investment Guarantee Co., Ltd	(g)	757	732
		9,740	7,676

Less: short-term borrowings		5,688	4,327
Total long-term borrowings		4,052	3,349

(a)
A loan of RMB6,000 ($909) bears interest at 5.31% per annum, repayable by July 28, 2011 and is guaranteed by a third party.  Another loan of RMB5,600 ($848) bears interest at 5.56% per annum, repayable by November 25, 2011 and is guaranteed by a third party.

(b)
The loan of RMB4,000 ($606) and RMB750 ($113) bears interest at 1% and 5% per annum respectively, collateralized by the machines, office building, warehouse and land use right of TYALS, of which RMB1,750 ($265) is repayable by December 31, 2011 and the remaining balance is wholly repayable by April 1, 2013.

(c)
Among the borrowings, a loan of RMB8,000 ($1,212) bears interest at 3% per annum, repayable on April 13, 2011 and collateralized by one of the factory premise owned by TYALS. Pursuant to a loan extension application approved by the lender on April 15, 2011, the loan is extended for one year to April 13, 2012.

In March 2006, the Company entered into a loan agreement with Daqing Industrial and Commercial Capital Co., Ltd. According to this agreement, a loan of RMB 750 ($114 and $110 at December 31, 2010 and 2009, respectively) bears interest at 5% per annum, and is repayable on March 31, 2009. Pursuant to a loan extension application approved by the lender on July 17, 2011, the loan is extended for another three years to March 31, 2012, and with interest at 5% for the last 12 months.

(d)
A loan of RMB10,000 ($1,515) bears interest at 8.90% per annum, repayable on April 25, 2011, collateralized by certain machinery owned by TYALS and guaranteed by TTAI and Mr. Yuhu Wang, Chairman of the Company. Pursuant to a loan extension application approved by the lender on June 17, 2011, the loan is extended for one year to April 25, 2012, and with a renewal interest at 9.6% per annum.

(e)
A loan of RMB1,300 ($190) bears interest at 18% per annum, repayable by December 31, 2010 and collateralized by certain buildings and land use rights of TYALS. RMB1,300 ($190) and RMB700 ($106) remained outstanding at December 31, 2009 and 2010, respectively. The Loan was repaid in full in March 2011.

(f)
Loans of RMB23,500 ($3,560) in total are interest free and secured by TTAI’s construction in progress. The loans are originally due on various dates in 2009 and 2010. Subsequent to December 31, 2010, they are extended to December 31, 2011 and TTAI’s construction in progress is no longer secured against these borrowings.

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

8. DEBT (Continued)

(g)
Loans of RMB5,000 ($757) in total are interest free and unsecured. The loans are originally due on various dates in 2010. Pursuant to a loan extension application dated January 30, 2011 and approved by the lender on May 5, 2011, they are extended for one year to January 30, 2012.

The maturities of debt over the next three years are as follows:

2011	$5,688
2012	3,598
2013	454
Total	$9,740

9. CONVERTIBLE LOANS

	December 31,
	2010	2009
Principal amount:

Heilongjiang Longcai Assets Managements Co., Ltd	$76	$73
Less: Discount	(7)	(10)
Convertible loans, net	$69	$63

In May 2009, the Company entered into agreements with Heilongjiang Longcai Assets Managements Co., Ltd and issued non-interest bearing convertible loans for an aggregate amount of RMB500 ($76 as at December 31, 2010 and $73 as at December 31, 2009). According to the agreements should the Company complete an IPO and list on the Chinese OTCBB, the lenders, at their option, can convert the loans into shares of common stock of the Company with the conversion price equal to the IPO issuance price. The convertible loans are repayable on December 31, 2012, if not converted on the day of the IPO issuance.

The Company has evaluated the terms of the non-interest bearing convertible loans and determined they embody an obligation for the Company to settle by transferring assets, is a liability in accordance with the guidance provided in ASC Topic 480, Distinguishing Liabilities from Equity.

The amount of the non-interest bearing convertible loans was stated at fair value as of the balance sheet date which is estimated by discounting the nominal value of the loan of RMB500 ($76 as at December 31, 2010 and $73 as at December 31, 2009) at current market interest rate of similar financial instruments over the repayment period. The discount of $10 was recognized as capital contribution during the year ended December 31, 2009. Imputed interest on the nominal value of the loan for the years ended December 31, 2010 and 2009 amounted to approximately $3, and $2, respectively.

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

10. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	December 31,
	2010	2009
Payable to Tongyu Thermal	$411	$-
Construction in progress payable	743	489
Salary payable	84	6
Deferred revenue	-	246
EIT payable	492	1
Other tax payable	82	87
Interest payable	138	95
Other current liabilities	41	15
Total	$1,991	$939

Payable to Tongyu Thermal was unsecured, non-interest bearing and had no fixed repayment terms.

Deferred revenue represented a business introduction fees earned by an independent third party for the periods from 2008 to 2010. Introduction fees earned during the years ended December 31, 2010 and 2009 were $248 and $340, respectively, and were included as other income in the consolidated statements of operations.

11. REVENUE

Revenue represents the net invoiced value of goods sold, after allowances for trade discounts, sales rebates and returns. During the years ended December 31, 2010 and 2009, there were no trade discount and sales rebates. A revenue analysis of the Company is as follows:

	Years Ended December 31,
	2010	2009
Revenue:
Aluminum curtain wall	$9,092	$-
Electrical aluminum rod	4,040	1,829
Aluminum wire	3,013	404
Electronic aluminum foil	2,961	-
Aluminum sheet	922	-
Others	-	43
Total	$20,028	$2,276
Cost of sales:
Aluminum curtain wall	$5,620	$-
Electrical aluminum rod	3,345	1,543
Aluminum wire	2,573	599
Electronic aluminum foil	2,293	-
Aluminum sheet	858	-
Others	-	45
Total	$14,689	$2,187

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

12. OTHER INCOME

	Years Ended December 31,
	2010	2009
Other income:
Business introduction fee	$248	$340
Others	12	16
Total	$260	$356

Business introduction fee represented introduction fee collected from an independent third party for the periods from 2008 to 2010. Introduction fees earned during the years ended December 31, 2010 and 2009 were $248 and $340, respectively.

13. INCOME TAXES

All subsidiaries of the Company are located in PRC and subjected to a statutory Enterprise Income Taxes (“EIT”) rate of 25% on the taxable income. TYALS was granted a 5-year’s preferential treatment (“tax holiday”) in income taxes by the local government commencing from 2010 (the first profitable year of TYALS) and was fully exempt from the 25% enterprise income tax in 2010. This tax holiday was granted, without a statutory basis at the national level, by the local governmental authorities of Daqing City for the purposes of promoting local economic development.  As a result, this tax holiday may be terminated and TYALS may be subject to a portion of the 25% enterprise income tax upon the termination of the tax holiday.

The component of income tax expense included in the consolidated statements of operations for the years ended December 31, 2010 and 2009 is as follows:

	Years Ended December 31,
	2010	2009
Current income tax expense	470	-
Deferred tax expense	400	(26)
Total	870	(26)

Accounting Standards Codification (“ASC”) 740 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.  Management, in conjunction with input from its Chinese tax advisors, has performed an analysis of its tax positions and recorded a liability for unrecognized tax benefits of $492 for the year ending December 31, 2010 related to a tax position taken on its income tax returns and included the liability in other payable and accrued liabilities on the consolidated balance sheet  If the liability was recognized, the entire amount of this unrecognized tax benefit would favorably impact the effective tax rate that is reported in future periods. The Company expects the unrecognized tax benefit will increase based on future taxable income unless approval is granted at the national level. If such approval is granted at the national level, the liability would be reversed.

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

13. INCOME TAXES (Continued)

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following:

	December 31,
	2010	2009
Deferred income tax assets, current:
Provision for inventories	36	35
Cumulative loss	-	386
Total deferred income tax assets, current	36	421

Deferred income tax liabilities, non-current:
Depreciation	(94)	(80)
Total deferred income tax liabilities, non-current	(94)	(80)

The reconciliation between the income tax expenses under statutory EIT rate and that under the effective tax rate is as follows:

	December 31,
	2010	2009
Income (loss) before income taxes	$4,542	$(295)

Income taxes expense at the EIT rate of 25%	1,136	(74)
Local income tax reduction	(329)	-
Tax effect of permanent differences	63	48
Total income tax expense	$870	$(26)
Effective EIT rate	19%	9%

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

14. RELATED PARTY BALANCES AND TRANSACTIONS

During the years presented, the Company borrowed from and lent to related parties at a non-interest bearing basis to satisfy the Company’s short term capital needs. The related party receivable and payable balances are unsecured. Significant outstanding amounts due from and to related parties as of December 31, 2010 and 2009,

	December 31,
	2010	2009
Due from related parties
Benqian Cao(1)	$113	$-
Shaobo Zang(2)	38	-
Xue Liu(3)	76	-
Zhiguo Wang(4)	38	-
Total	$265	$-

	December 31,
	2010	2009
Due to related parties
Yuhu Wang(5)	$1,573	$3,469
Benqian Cao(1)	-	73
Shaobo Zang(2)	-	5
Hai Li(6)	-	26
Total	$1,573	$3,573

(1)	The amount due from or to Benqian Cao, a owner holding 1.43% equity and a director of the Company, is unsecured, non-interest bearing and due on July 31, 2011.

(2)	The amount due from or to Shaobo Zang, a owner holding 0.87% equity and a director of the Company, is unsecured, non-interest bearing and due on July 31, 2011.

(3)	The amount due from Xue Liu, Assistant Chairman of the Company, is unsecured, non-interest bearing and due on July 31, 2011.

(4)	The amount due from Zhiguo Wang, Chief Engineer of the Company, is unsecured, non-interest bearing and due on July 31, 2011.

(5)	The amount due to Yuhu Wang, a owner holding 76.80% equity and the Chairman of the Company, is unsecured, non-interest bearing and due on June 30, 2011.

(6)	The amount due to Hai Li, a owner holding 0.83% equity, was unsecured, non-interest bearing and repaid during 2010.

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

15. BUSINESS AND CREDIT CONCENTRATIONS

The Company operates in the production of semi-fabricated aluminum industry and generates all of its sales in the PRC. The production of semi-fabricated aluminum industry is impacted by the general economy. Changes in the marketplace would significantly affect management’s estimates and the Company’s performance.

At December 31, 2010 and 2009, the Company has the following concentrations of business with each customer constituting greater than 10% of the Company’s sales:

	December 31,
	2010	2009
Customers
Shenyang Junding Decoration	15.63%	*
Harbin Northeast Aluminum	14.78%	*
Daqing Oilfield Kunlun Group Cables	*	76.18%
Qiqiha’er Beixing Special Steel	*	22.44%

The Company has the following concentrations of business with each vendor constituting greater than 10% of the Company’s purchases:

	December 31,
	2010	2009
Vendors
Yongtong Aluminum	18.74%	*
Luoning Materials	18.18%	*
Harbin Jinhui Aluminum	16.06%	*
Mingtai Aluminum	12.50%	*
Xinjin Material	11.13%	*
Harbin Huahong Nonferrous metals	*	49.92%
Chiping Xinyuan Aluminum	*	25.96%
Shandong Xinfa Huaxin Aluminum	*	11.90%
Heilongjiang Oriental Alunimum	*	11.52%

The above concentrations make the Company vulnerable to a near-term severe impact should the relationships be terminated.

The Company had the following concentrations of business with each customer constituting greater than 10% of the Company’s accounts receivable:

	December 31,
	2010	2009
Customers
Tongliao Jiaojian Aluminum	19.98%	*
Qiqiha’er Beixing Special Steel	19.28%	17.79%
Heilongjiang Oriental Alunimum	14.49%	*
Daqing Oilfield Kunlun Group Cables	11.94%	81.31%
Daqing Yinkun Decoration	11.00%	*

HEILONGJIANG TYALS CO., Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars)

15. BUSINESS AND CREDIT CONCENTRATIONS (Continued)

The Company had the following concentrations of business with each creditor constituting greater than 10% of the Company’s accounts payable:

	December 31,
	2010	2009
Creditors
Xinjin Material	87.96%	*
Jiamusi Electrical Power	*	100%

* The concentration is less than 10%